UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2019

BHP GROUP LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP GROUP PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)
VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)
171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

20 August 2019

Results for announcement to the market

Name of Companies:	BHP Group Limited (ABN 49 004 028 077) and
BHP Group Plc (Registration No. 3196209)

Report for the year ended 30 June 2019

This statement includes the consolidated results of BHP for the year ended 30 June 2019 compared with the year ended 30 June 2018.

This page and the following 54 pages comprise the year end information given to the ASX under Listing Rule 4.3A and released to the market under UK Listing Rule 9.7A. The 2019 BHP Group annual financial report will be released in September.

The results are prepared in accordance with IFRS and are presented in US dollars.

				US$ Million
Revenue from continuing operations	up	3%	to	44,288
Revenue from discontinued operations	down	61%	to	851
Total revenue	flat		at	45,139
Profit after taxation from continuing operations attributable to the members of the BHP Group	up	30%	to	8,648
Loss after taxation from discontinued operations attributable to the members of the BHP Group	up	88%	to	(342)
Profit after taxation attributable to the members of the BHP Group	up	124%	to	8,306

Net Tangible Asset Backing:

Net tangible assets per fully paid share were US$10.11 as at 30 June 2019, compared with US$11.25 as at 30 June 2018.

Dividends per share:

Final dividend for current period (record date 6 September 2019; payment date 25 September 2019)	US 78 cents fully franked

Final dividend for previous corresponding period	US 63 cents fully franked

This statement was approved by the Board of Directors.

Caroline Cox

Group Company Secretary

BHP Group Limited and BHP Group Plc

NEWS RELEASE

Release Time	IMMEDIATE
Date	20 August 2019
Number	15/19

BHP RESULTS FOR THE YEAR ENDED 30 JUNE 2019

Safety and sustainability: Our highest priority

•

Tragically we had a fatality at Saraji in Queensland in December 2018. This was despite improvements in our safety leading indicators with increased proactive hazard reporting and in-field safety leadership engagements.

Value and returns: Record US$17 billion of total announced returns to shareholders for the year

•

Record final dividend of 78 US cents per share, which includes an additional amount of 25 US cents per share (equivalent to US$1.3 billion) above the 50% minimum payout policy. Total ordinary dividends announced of US$1.33 per share or US$6.7 billion, equivalent to a 74% payout ratio.

•

Onshore US sales process completed, with net proceeds of US$10.4 billion returned to shareholders through a combination of an off-market buy-back (A$27.64 per share) and a special dividend (US$1.02 per share).

•	Underlying return on capital employed(i), excluding Onshore US assets, of 18%.

Maximise cash flow: Strong free cash flow generation and high margin

•	Attributable profit of US$8.3 billion and Underlying attributable profit(i) of US$9.1 billion up 2% from the prior year.

•	Profit from operations of US$16.1 billion and Underlying EBITDA(i) of US$23.2 billion at a margin(i) of 53% for continuing operations.

•	Net operating cash flow of US$17.4 billion and free cash flow(i) of US$10.0 billion from continuing operations.

Capital discipline: Investment in high returning projects, exploration success and strong balance sheet

•

Capital and exploration expenditure(i) within guidance at US$7.6 billion. Guidance unchanged for the 2020 financial year at below US$8 billion. In accordance with our Capital Allocation Framework, we expect capital and exploration expenditure to be approximately US$8 billion for the 2021 financial year.

•	At the end of the year, we had five major projects under development that are all tracking to plan. The Ruby (Trinidad and Tobago) oil and gas development was approved in August 2019.

•

In exploration, seven out of nine petroleum wells drilled encountered hydrocarbons over the year, across Trinidad and Tobago, Mexico and the US Gulf of Mexico, and acreage acquired in the Orphan Basin (offshore Canada). We increased our early stage optionality in copper with three new investments completed across Canada, Mexico and Ecuador, in addition to a stake acquired in SolGold (Ecuador). Further evaluation of the Oak Dam discovery (Australia) is underway.

•

Net debt(i) of US$9.2 billion, down by US$1.7 billion, reflects continued strong free cash flow. The application of IFRS 16 Leases, inclusion of derivatives and new leases increases net debt by US$3.8 billion in the 2020 financial year. As a result, we have revised our net debt target range from US$10 to US$15 billion to US$12 to US$17 billion. We expect net debt to remain at the lower end of this range in the near term. There is no change to underlying cash flows.

Year ended 30 June	2019 US$M	2018 US$M	Change %
Total operations
Attributable profit	8,306	3,705	124%
Basic earnings per share (cents)	160.3	69.6	130%
Dividend per share (cents)	133.0	118.0	13%
Net operating cash flow	17,871	18,461	(3%)
Capital and exploration expenditure	7,566	6,753	12%
Net debt	9,215	10,934	(16%)
Underlying attributable profit	9,124	8,933	2%
Underlying basic earnings per share (cents)(i)	176.1	167.8	5%

Continuing operations
Profit from operations	16,113	15,996	1%
Underlying EBITDA	23,158	23,183	(0%)
Underlying attributable profit(i)	9,466	9,622	(2%)

Net operating cash flow	17,397	17,561	(1%)

News Release

Results for the year ended 30 June 2019

BHP Chief Executive Officer, Andrew Mackenzie:

“Today we announced a record final dividend of 78 US cents per share, or US$3.9 billion. This is on top of a record US$17 billion already returned to shareholders in the 2019 financial year.

Our performance over the past five years has delivered an increase in volumes of 10 per cent and a reduction in unit costs of more than 20 per cent across our major assets. Over the 2019 financial year, underlying improvements in our operational performance were offset by the impacts of weather, resource headwinds and unplanned outages in the first half of the year. At Western Australia Iron Ore, unit costs on a C1 basis were below US$13 per tonne for the 2019 financial year.

Higher prices and record production from several of our operations contributed to strong operating cash flows. We used that cash to invest in attractive growth projects, advance our exploration programs and increase returns to shareholders. We now have six major projects under development in petroleum, copper, iron ore and potash, following the approval of the Ruby oil and gas development this month. All of them are on schedule and budget.

This disciplined approach sets us up to deliver strong returns over the long term. Our transformation programs have the potential to unlock significant value through more productive and stable operations, as we embrace new ways of working and harness new technology.

We enter the 2020 financial year with positive momentum and a strong outlook for both volume and cost.”

We are committed to making our workplaces safer

Safety, health, environment and community

Our highest priority is the health and safety of our employees and contractors, and that of the broader communities in which we operate. Tragically, one of our colleagues died at our Saraji mine in Queensland in December 2018. Our investigation of the incident has been completed, and we are in the process of implementing lessons learnt across the business. The frequency rate for high potential injuries, which are injury events where there was the potential for a fatality, declined by 18 per cent over the 2019 financial year(ii). Our Total Recordable Injury Frequency (TRIF) was 4.7 per million hours worked(ii), seven per cent higher than the previous year predominantly relating to minor injuries with low potential severity. We continued to focus on leading indicators to improve our safety performance, with further increases in proactive hazard reporting from the workforce and in-field safety leadership engagements throughout the 2019 financial year.

We are resolute in our determination that all of our people go home safe, every day. Our transformation programs, focus on asset integrity and our ongoing commitment to safety leadership across the company, will help us achieve this.

We continue to take action on climate change and are well placed to meet our five-year target to maintain total operational greenhouse gas emissions at or below 2017 financial year levels. Our operational greenhouse gas emissions totalled 14.2 Mt CO2-e on a continuing operations basis for the 2019 financial year(iii), a three per cent decrease compared to our 2017 financial year baseline (excluding Onshore US). Operational greenhouse gas emissions (including Onshore US) totalled 14.7 Mt CO2-e for the 2019 financial year.

We invested US$93 million in social and environmental projects (including donations) that contribute to an improved quality of life in the communities where we operate, meeting our social investment target.

BHP Results for the year ended 30 June 2019

Samarco

BHP remains committed to supporting the Renova Foundation with the recovery of communities and ecosystems affected by the Samarco tragedy.

Resettlement of the Bento Rodrigues, Paracatu and Gesteira communities remains one of the Renova Foundation’s priority social programs and they continue to engage and consult with a large number of stakeholders. Increases to the technical scope for resettlement of the communities and licencing delays from authorities have impacted the timeline for completion, however, construction of the resettlement sites continues to progress. At Bento Rodrigues, construction of housing and a public school is underway, while infrastructure works are progressing; at Paracatu, earthworks to prepare the town site have started; and at Gesteria, the urban plan is being designed in consultation with the community.

Under the compensation program, more than 8,700 general damages claims have been resolved, in addition to approximately 260,000 claims for temporary interruption to water supplies resolved immediately following the dam failure. The Renova Foundation continues to assist 13,160 families with income support. River stabilisation is largely completed, while other river remediation works continue to progress, including improvements in water quality and re-vegetation of riverbanks and floodplains. In May 2019, Brazil’s National Sanitary Surveillance Agency (ANVISA) attested to the safe consumption in certain quantities of fish and crustaceans from the Doce River basin and coastal region.

BHP continues to support Samarco in its efforts to restart, provided it is safe, economically viable and has the support of the community. To restart, Samarco also requires the necessary licencing approvals and the funding for restart preparation works.

Samarco is currently progressing plans for the accelerated decommissioning of its upstream tailings dams in the Germano dam complex following legislative changes in Brazil. This accelerated timing has resulted in BHP recognising a provision for decommissioning of US$263 million. Combined with the impact of US$586 million related to updated assumptions for the lifting of the fishing ban, financial assistance and compensation programs and resettlement of communities, and other movements, BHP recorded a total income statement charge of US$1.1 billion (after tax) in relation to the Samarco dam failure for the 2019 financial year. This charge is recognised as an exceptional item. Additional commentary is included on page 37.

Financial performance

Earnings and margins

•

Attributable profit of US$8.3 billion includes an exceptional loss of US$818 million (2018: US$3.7 billion, which includes a US$5.2 billion exceptional loss). The 2019 financial year exceptional loss is related to the Samarco dam failure, partially offset by the reversal of provisions for global taxation matters which were resolved during the period.

•	Underlying attributable profit of US$9.1 billion (2018: US$8.9 billion).

•

Profit from operations (continuing operations) of US$16.1 billion (2018: US$16.0 billion) increased as a result of higher prices, lower depreciation and amortisation charges and the favourable impacts of exchange rate movements, offset by the impact from resource headwinds (copper grade decline, petroleum natural field decline and higher coal strip ratios), production outages, and adverse weather (including Tropical Cyclone Veronica).

•

Underlying EBITDA (continuing operations) of US$23.2 billion (2018: US$23.2 billion), with higher prices and favourable exchange rate movements offset by higher costs (including outages), inflation, the impact of weather, and other net movements.

•	Underlying EBITDA margin (continuing operations) of 53 per cent (2018: 55 per cent).

•	Underlying return on capital employed of 16.1 per cent (2018: 14.4 per cent), or 18.0 per cent excluding Onshore US.

News Release

Costs and productivity

•

Improvements in our operational performance (record volumes at Jimblebar; record throughput at our Chilean copper assets; record production at South Walker Creek and Poitrel) were offset by significant resource headwinds (grade decline at our copper assets; higher strip ratios at our coal assets; natural field decline in petroleum) and the impact of unplanned production outages in the first half of the 2019 financial year.

•

We achieved unit cost(i) guidance at Petroleum, Escondida and Western Australia Iron Ore (WAIO). WAIO unit costs, on a C1 basis excluding third party royalties, were lower than the prior year at US$12.86 per tonne, despite the impact from the Tropical Cyclone Veronica. Queensland Coal and New South Wales Energy Coal (NSWEC) unit costs were marginally above guidance (based on exchange rate of AUD/USD 0.75).

•

Unit cost guidance for the 2020 financial year (based on exchange rates of AUD/USD 0.70 and USD/CLP 683) reflects: natural field decline at Conventional Petroleum; lower copper grades, lower by-product credits and higher deferred stripping costs at Escondida; maintenance strategies to improve equipment reliability at WAIO; and increased wash plant maintenance and inflationary pressures at Queensland Coal.

•	Historical costs and guidance are summarised below:

				FY19 at
	Medium-term guidance(1)	FY20 guidance(1)	FY20e vs FY19(2)	guidance exchange rates(3)	realised exchange rates(2)	FY18	FY19(2) vs FY18
Conventional Petroleum unit cost (US$/boe)	<13	10.50 - 11.50	0% - 9%	10.82	10.54	10.06	5%
Escondida unit cost (US$/lb)	<1.15	1.20 - 1.35	5% - 18%	1.15	1.14	1.07	7%
WAIO unit cost (US$/t)	<13	13 - 14	(1%) - (8%)	14.84	14.16	14.26	(1%)
Queensland Coal unit cost (US$/t)	54 - 61	67 - 74	(4%) - 7%	72.83	69.44	68.04	2%

(1)	FY20 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.70 and USD/CLP 683.
(2)	Average exchange rates for 2019 of AUD/USD 0.72 and USD/CLP 673.
(3)	FY19 unit costs at guidance exchange rates of AUD/USD 0.75 and USD/CLP 663.

•

Underlying improvements in productivity of US$1.0 billion were offset by the impact of unplanned production outages of US$0.8 billion during the December 2018 half year, in addition to grade decline at Escondida of US$0.8 billion and higher unit costs in coal (lower volumes, wet weather, and higher strip ratio and contractor stripping costs) and Nickel West (mine plan changes) of US$0.4 billion. Overall, a negative movement of US$1.0 billion was recorded for the 2019 financial year.

•	Production and guidance are summarised below:

Production	FY20 guidance	FY20e vs FY19	FY19	FY18	FY19 vs FY18
Petroleum (MMboe)	110 - 116	(9%) - (4%)	121	120	1%
Copper (kt)	1,705 - 1,820	1% - 8%	1,689	1,753	(4%)
Escondida (kt)	1,160 - 1,230	2% - 8%	1,135	1,213	(6%)
Other copper(1) (kt)	545 - 590	(2%) - 6%	554	540	3%
Iron ore(2) (Mt)	242 - 253	2% - 6%	238	238	0%
WAIO (100% basis) (Mt)	273 - 286	1% - 6%	270	275	(2%)
Metallurgical coal (Mt)	41 - 45	(3%) - 6%	42	43	(1%)
Queensland Coal (100% basis) (Mt)	73 - 79	(2%) - 6%	75	76	(1%)
Energy coal (Mt)	24 - 26	(13%) - (5%)	27	29	(6%)
NSWEC (Mt)	15 - 17	(18%) - (7%)	18	19	(2%)
Cerrejon (Mt)	~9	Broadly unchanged	9	11	(13%)
Nickel (kt)	~87	Broadly unchanged	87	91	(6%)

(1)	Other copper comprises Pampa Norte, Olympic Dam and Antamina.
(2)

Increase in BHP’s share of volumes reflects the expiry of the Wheelarra Joint Venture sublease in March 2018, with control of the sublease area reverted to the Jimblebar Joint Venture, which is accounted for on a consolidated basis with minority interest adjustments.

•

Group copper equivalent production declined by two per cent(iv), with annual production records at two petroleum and four minerals operations offset by grade and natural field decline, weather-related interruptions and unplanned outages.

•

Group copper equivalent production for the 2020 financial year is expected to be slightly higher than the 2019 financial year(iv), despite an expected seven per cent decline in petroleum volumes largely due to natural field decline.

BHP Results for the year ended 30 June 2019

Cash flow and balance sheet

•

Net operating cash flows (continuing operations) of US$17.4 billion (2018: US$17.6 billion) reflect strong commodity prices offset by increased costs and higher Australian and Chilean income tax payments in the 2019 financial year.

•

Free cash flow (continuing operations) of US$10.0 billion, after investment of US$7.4 billion. Total free cash flow of US$20.5 billion, including US$10.4 billion of proceeds from the sale of Onshore US.

•

Our balance sheet remains strong, with net debt at US$9.2 billion at 30 June 2019 (31 December 2018: US$9.9 billion; 30 June 2018: US$10.9 billion). The reduction of US$1.7 billion in net debt reflects strong free cash flow generation, including proceeds received from the sale of Onshore US, partially offset by record returns to shareholders of US$16.6 billion, dividends paid to non-controlling interests of US$1.2 billion and an unfavourable non-cash fair value adjustment of US$0.4 billion related to interest rate and exchange rate movements(v).

•

The application of IFRS 16 Leases from 1 July 2019 will increase the Group’s assets and liabilities by approximately US$2.3 billion as operating leases and certain other leases are recognised on the balance sheet. A change in our definition of net debt to include the fair value of derivatives used to hedge foreign exchange and interest rate risks relating to net debt (which are recognised in other financial assets and other financial liabilities on the balance sheet) will also increase net debt by US$0.2 billion. Had these changes, which have a combined impact of approximately US$2.5 billion, been in effect at 30 June 2019, net debt would have been approximately US$11.7 billion. Additional new leases commencing in the 2020 financial year (including the Spence Growth Option desalination plant and renewals of existing lease arrangements) are expected to increase net debt by a further US$1.3 billion to bring the overall increase to US$3.8 billion. Included within leases are vessel lease contracts that are priced with reference to a freight index that can be volatile. While these contracts make up less than a quarter of the total lease liability balance on 1 July 2019, they must be remeasured at each reporting date and could potentially cause significant movements in lease assets, lease liabilities and net debt. Reflecting these impacts, the Group has revised its net debt target range from US$10 to US$15 billion, to US$12 to US$17 billion. There is no change to the Group’s underlying cash flows.

•	We remain committed to a strong balance sheet through the commodity price cycle, and expect net debt to remain at the lower end of the revised target range in the near term.

•	Gearing ratio(i) of 15.1 per cent (31 December 2018: 15.2 per cent; 30 June 2018: 15.3 per cent).

Dividends and share buy-back

•

On 17 December 2018, a US$5.2 billion off-market buy-back of BHP Group Limited shares was successfully completed and enabled the buy-back of 265.8 million shares at A$27.64 per share. On 30 January 2019, a special dividend of US$1.02 per share, representing the balance of US$5.2 billion of the net proceeds from the sale of Onshore US, was paid to shareholders.

•

The dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. The minimum dividend payment for the June 2019 half year period is 53 US cents per share, or US$2.7 billion.

•

The Board has determined to pay an additional amount of 25 US cents per share or US$1.3 billion, taking the final dividend to a record 78 US cents per share. This is equivalent to a 73 per cent payout ratio (2018: 69 per cent).

•

In total, dividends of US$11.9 billion (US$2.35 per share) have been determined for the 2019 financial year, including the special dividend of US$5.2 billion (US$1.02 per share) and an additional amount of US$2.2 billion above the minimum payout policy.

•	This brings the total announced cash returns to shareholders for the 2019 financial year to US$17.1 billion.

News Release

Capital and exploration

•	Capital and exploration expenditure of US$7.6 billion in the 2019 financial year was within guidance. This included maintenance expenditure(vi) of US$2.0 billion and exploration of US$873 million.

•

Capital and exploration expenditure guidance for the 2020 financial year is unchanged at below US$8 billion. Capital and exploration expenditure of approximately US$8 billion is expected for the 2021 financial year. Guidance is subject to exchange rate movements.

•	This guidance includes a US$0.9 billion exploration program in the 2020 financial year, with US$0.7 billion for petroleum exploration and appraisal expenditure.

•	Historical capital and exploration expenditure and guidance are summarised below:

	FY20e US$B	FY19 US$M	FY18 US$M
Maintenance(1)(2)	2.1	1,978	1,930
Development
Minerals	3.9	3,680	2,494
Conventional Petroleum(2)	1.1	592	555

Capital expenditure (purchases of property, plant and equipment)	7.1	6,250	4,979

Add: exploration expenditure	0.9	873	874

Capital and exploration expenditure – continuing operations	<8.0	7,123	5,853

Capital and exploration expenditure – discontinued operations	0.0	443	900

Capital and exploration expenditure – total operations	<8.0	7,566	6,753

(1)	Includes capitalised deferred stripping of US$1.0 billion for FY19 (FY18: US$880 million) and US$0.8 billion for FY20.
(2)	Conventional Petroleum capital expenditure for FY20 includes US$1.1 billion of development and US$0.1 billion of maintenance.

•

Average annual sustaining capital expenditure guidance over the medium term, excluding costs associated with our Value Chain Automation program, is unchanged for WAIO and Queensland Coal and forecast to be approximately:

•	US$4 per tonne for WAIO, including the capital cost for South Flank; and

•	US$8 per tonne for Queensland Coal.

•	NSWEC sustaining capital expenditure guidance has increased from US$5 per tonne to US$6 per tonne as a result of lower than expected volumes in the medium term, as we focus on higher quality products.

Projects

•	Our three latent capacity projects under development are tracking to plan:

•	Escondida Water Supply Extension project is expected to deliver first water in the 2020 financial year;

•	West Barracouta project is expected to achieve first production in the 2021 calendar year; and

•	WAIO to sustainably achieve supply chain capacity of 290 Mtpa over the medium-term.

•

At the end of the 2019 financial year, BHP had five major projects under development in petroleum, copper, iron ore and potash, with a combined budget of US$11.1 billion over the life of the projects. All projects remain on time and on budget.

•	The Spence Growth Option project remains on budget and is expected to achieve first production in the first half of the 2021 financial year.

•	On 7 August 2019, the BHP Board approved an investment of US$283 million (BHP share) for the development of the Ruby oil and gas project in Trinidad and Tobago.

•

BHP continues to progress feasibility studies on the phased roll-out of autonomous haul trucks across a number of our Australian operations (coal and iron ore). In accordance with our Capital Allocation Framework, a decision on the deployment of autonomous trucks will be made on a site by site basis, considering return and risk metrics, as we look to replicate the improvement in haulage costs and reduction in safety incidents seen at Jimblebar.

BHP Results for the year ended 30 June 2019

•	Major projects are summarised below:

Commodity	Project and ownership	Project scope / capacity(1)	Capital expenditure(1) US$M	Date of initial production	Progress/ comments
			Budget	Target
Projects completed during the 2019 financial year
Petroleum	North West Shelf Greater Western Flank- B (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations	216	CY19	Completed in May 2019.
Projects in execution at the end of the 2019 financial year
Copper	Spence Growth Option (Chile) 100%	New 95 ktpd concentrator is expected to increase Spence’s payable copper in concentrate production by approximately 185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	2,460	H1 FY21	On schedule and budget. The overall project is 60% complete.
Iron Ore	South Flank (Australia) 85%	Sustaining iron ore mine to replace production from the 80 Mtpa Yandi mine.	3,061	CY21	On schedule and budget. The overall project is 39% complete.
Petroleum	Atlantis Phase 3 (US Gulf of Mexico) 44% (non-operator)	New subsea production system that will tie back to the existing Atlantis facility, with capacity to produce up to 38,000 gross barrels of oil equivalent per day.	696	CY20	On schedule and budget. The overall project is 13% complete.
Petroleum	Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	2,154	CY22	On schedule and budget. The overall project is 53% complete.
Other projects in progress at the end of the 2019 financial year
Potash(2)	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,700		The project is 84% complete and within the approved budget.

(1)

Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflects BHP’s share.

(2)	Potash capital expenditure of approximately US$215 million is expected for FY20.

Capital Allocation Framework

Adherence to our Capital Allocation Framework aims to balance value creation, cash returns to shareholders and balance sheet strength in a transparent and consistent manner.

	FY19 US$B	FY18 US$B
Net operating cash flow – total operations	17.9	18.5
Our priorities for capital
Maintenance capital	2.0	1.9
Strong balance sheet	✓	✓
Minimum 50% payout ratio dividend	4.4	3.8

Excess cash(1)	10.2	12.0

Balance sheet	2.8	5.8
Additional dividends(2)	7.0	1.4
Buy-backs	5.2	—
Organic development	5.6	4.9
Acquisitions/(Divestments)	(10.4)	(0.1)

(1)

Includes dividends paid to non-controlling interests of US$(1.2) billion (FY18: US$(1.6) billion); net investment and funding of equity accounted investments of US$(0.6) billion (FY18: US$0.2 billion); excludes exploration expenses of US$0.5 billion (FY18: US$0.6 billion) which is classified as organic development in accordance with the Capital Allocation Framework; total net cash outflow of US$1.3 billion (FY18: US$0.8 billion).

(2)	Includes a special dividend of US$5.2 billion (US$1.02 per share) paid in January 2019.

News Release

Outlook - further information can be found at: bhp.com/prospects

Economic outlook

The global economy grew by around 3 3⁄4 per cent in the 2018 calendar year, with a notable pick up in the US economy, and resilient growth in China. We expect global growth to register near the lower end of a range of 3 1⁄4 per cent to 3 3⁄4 per cent for the 2019 calendar year. Any further escalation in trade protection or loss of business confidence is a downside risk for consensus views of the world economy, commodity demand and energy and metals prices in the 2020 financial year. We actively consider the plausibility of this outcome in our range analysis.

We continue to expect China’s economic growth to slow modestly in the 2019 calendar year to around 6 1⁄4 per cent. The negative impact of weaker exports is expected to be partially offset by easier monetary and fiscal policy. China’s policymakers are likely to seek a balance between the pursuit of reform and maintenance of macroeconomic and financial stability. Over the longer term, we expect China’s economic growth rate to decelerate as the working age population falls and the capital stock matures.

The US performed strongly in the 2018 calendar year but near-term prospects are less certain. The expansionary impact of tax cuts is expected to progressively fade and trade policies remain unpredictable. The European and Japanese economies have slowed and we expect growth to be modest next year. In India, growth prospects remain solid.

Commodities outlook

Global steel production has maintained healthy growth in the second half of the 2019 financial year, continuing the upswing from the trough towards the end of the 2015 calendar year. However, the growth profile has become unbalanced recently, with robust expansion in China and the US offsetting weakness in Europe and Japan. As anticipated, steel mill margins have begun to normalise. We expect iron ore quality differentiation to remain a durable element in price formation for steel making raw materials.

The Platts 62% Fe Iron Ore Fines price index has been elevated since the Brumadinho tailings dam tragedy in Brazil first disrupted the market in late January 2019. The lump premium has also been strong. In addition to the decline in Brazilian exports, prices have responded to stronger than expected Chinese pig iron production and cyclone disruptions to Australian supply. We expect supply conditions will return to a more normal path on a one to three year timeframe, and prices are likely to be volatile as that adjustment plays out. In the longer term, the marginal price setting tonne will be provided by a higher-cost, lower value-in-use exporter from Australia or Brazil.

The Platts Premium Low-Volatile Metallurgical Coal price index reached a high in the middle of the 2019 financial year amid supply constraints in Queensland. Prices eased from the peak on weaker European demand and improved Australian supply. China’s import policies remain a source of uncertainty. Longer term, we expect India to sustain strong demand growth, while high-quality metallurgical coals are expected to continue to offer steelmakers value-in-use benefits.

Copper prices have been heavily influenced by swings in global trade uncertainty in the second half of the 2019 financial year. Against this backdrop, we believe underlying fundamentals remain sound. Copper demand should grow steadily. Grade decline, rising input costs, water constraints and a scarcity of high-quality future development opportunities continue to constrain the industry’s ability to meet this growing demand at low cost. Scrap supply and aluminium substitution are constraints on the upside.

Nickel prices have also been heavily affected by trade uncertainty in the second half of the 2019 financial year. In our view, growth in supply should keep pace with demand from traditional uses in the near term. The electrification of transport will require on-going investment in new sources of supply in the coming decades.

Crude oil prices were volatile in the second half of the 2019 financial year. Swings in global growth expectations, strategic behaviour of major producers, falling production in Venezuela and Iran, and geopolitical risk, all contributed to price volatility over the last six months. The fundamental outlook remains positive, underpinned by rising demand from the developing world and natural field decline in supply.

The Japan-Korea Marker price for LNG was lower on average in the second half of the 2019 financial year, reflecting slower growth in North Asian demand and a large increment of new supply from project ramp-ups. Longer term, we expect LNG to grow faster than overall gas demand, with price formation progressing towards global harmonisation.

Potash prices continued their gradual upward trend in the second half of the 2019 financial year, but weakness has recently started to appear in some markets. Regional demand has been mixed in the 2019 calendar year to date, with China the positive standout. We expect annual demand growth of two to three per cent over the next decade, resulting in demand exceeding available supply from on-stream, latent and forthcoming capacity by the mid-to-late 2020s.

BHP Results for the year ended 30 June 2019

Underlying EBITDA

The following table and commentary describes the impact of the principal factors(i) that affected Underlying EBITDA for the 2019 financial year compared with the 2018 financial year:

	US$M
Year ended 30 June 2018	23,183
Net price impact:
Change in sales prices	1,555	Higher average realised prices for petroleum, iron ore and metallurgical coal, offset by lower average realised prices for copper and thermal coal.
Price-linked costs	(353)	Increased royalties reflect higher realised prices related to iron ore, petroleum and hard coking coal.

	1,202

Change in volumes:
Productivity	143	Record throughput at Escondida following the Los Colorados Extension commissioning and increased sales volumes at WAIO (record production at Jimblebar and improved material handling and equipment reliability), partially offset by lower head grade at Escondida, the WAIO train derailment and fire at the Spence electro-winning plant.
Growth	(75)	Planned Pyrenees dry-dock maintenance, higher gas to liquids production mix and natural field decline, partially offset by higher uptime in the US Gulf of Mexico and Australia and increased tax barrels in Trinidad and Tobago.

	68

Change in controllable cash costs(i):
Operating cash costs	(1,176)	Unfavourable fixed cost dilution related to unplanned production outages during the first half, higher strip ratios and contractor stripping costs at our Australian coal operations, increased maintenance activities, partially offset by favourable inventory movements and the benefit from higher overall volumes at Olympic Dam as a result of the smelter maintenance campaign in the prior year.
Exploration and business development	142	Lower petroleum exploration expenses (the Ocean Bottom Node survey acquisition costs in the Gulf of Mexico were less than the prior year impact of expensing the Scimitar well) and lower study costs (following development approval of the Escondida Water Supply Extension project in March 2018).

	(1,034)

Change in other costs:
Exchange rates	997	Impact of the weakening Australian dollar and Chilean peso against the US dollar.
Inflation	(400)	Impact of inflation on the Group’s cost base.
Fuel and energy	(180)	Predominantly higher diesel prices at our minerals assets.
Non-Cash	81	Lower deferred stripping depletion at Escondida.
One-off items	(396)	Reflects the impact of Tropical Cyclone Veronica in March 2019 and restructuring and redundancies in relation to our World Class Functions initiative.

	102

Asset sales	29
Ceased and sold operations	(241)	Reflects an increase in the closure and rehabilitation provision for closed mines, partially offset by the sale of the Bruce and Keith oil and gas fields in the United Kingdom.
Other items	(151)	Lower average realised copper prices received by Antamina and lower sales volumes at Cerrejón; settlement of a royalty dispute with the Western Australian Government; partially offset by a favourable impact from the revaluation of the embedded derivatives in the Trinidad and Tobago gas contract.

Year ended 30 June 2019	23,158

Productivity

Underlying improvements in productivity of US$1.0 billion were offset by the impact of unplanned production outages of US$0.8 billion during the December 2018 half year; higher than expected unit costs at Queensland Coal (lower volumes, wet weather and increased contractor stripping costs), New South Wales Energy Coal (higher strip ratio and contractor stripping costs) and Nickel West (mine plan changes) of US$0.4 billion; and grade decline at Escondida of US$0.8 billion. Overall, a negative movement in productivity of US$1.0 billion was recorded for the 2019 financial year.

The following table reconciles relevant factors with changes in the Group’s productivity:

Year ended 30 June 2019	US$M
Change in controllable cash costs	(1,034)
Change in volumes attributed to productivity	143

Change in productivity in Underlying EBITDA	(891)
Change in capitalised exploration	(124)

Change attributable to productivity measures	(1,015)

News Release

Prices and exchange rates

The average realised prices achieved for our major commodities are summarised in the following table and are presented on a continuing operations basis:

Average realised prices(1)	H2 FY19	H1 FY19	FY19	FY18	FY19 vs FY18	H2 FY19 vs H2 FY18	H2 FY19 vs H1 FY19
Oil (crude and condensate) (US$/bbl)	63.29	69.91	66.59	60.57	10%	(7%)	(9%)
Natural gas (US$/Mscf)(2)	4.42	4.67	4.55	4.44	2%	(8%)	(5%)
LNG (US$/Mscf)	8.53	10.19	9.43	8.07	17%	(1%)	(16%)
Copper (US$/lb)(3)	2.70	2.54	2.62	3.00	(13%)	(8%)	6%
Iron ore (US$/wmt, FOB)	77.74	55.62	66.68	56.71	18%	37%	40%
Metallurgical coal (US$/t)	179.53	179.82	179.67	177.22	1%	(5%)	(0%)
Hard coking coal (HCC) (US$/t)(4)	201.33	197.86	199.61	194.59	3%	(2%)	2%
Weak coking coal (WCC) (US$/t)(4)	126.46	134.12	130.18	131.70	(1%)	(12%)	(6%)
Thermal coal (US$/t)(5)	72.18	84.15	77.90	86.94	(10%)	(17%)	(14%)
Nickel metal (US$/t)	12,444	12,480	12,462	12,591	(1%)	(11%)	(0%)

(1)

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

(2)	Includes internal sales.
(3)	Comparative financial information has been restated for the new accounting standard, IFRS 15 Revenue from Contracts with Customers, which became effective from 1 July 2018.
(4)

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

(5)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

In Copper, the provisional pricing and finalisation adjustments decreased Underlying EBITDA by US$242 million in the 2019 financial year and is included in the average realised copper price in the above table.

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Year ended 30 June 2019	Average Year ended 30 June 2018	As at 30 June 2019	As at 30 June 2018	As at 30 June 2017
Australian dollar(1)	0.72	0.78	0.70	0.74	0.77
Chilean peso	673	625	680	648	663

(1)	Displayed as US$ to A$1 based on common convention.

Depreciation, amortisation and impairments

Depreciation, amortisation and impairments decreased by US$528 million to US$6.1 billion, reflecting lower depreciation and amortisation at Petroleum (lower volumes at Shenzi and an increase in estimated remaining reserves at Atlantis), lower depreciation at Escondida (increase in asset life of the Escondida Water Supply project), and lower impairment charges compared to the previous period (predominantly related to conveyors at Escondida).

Net finance costs

Net finance costs decreased by US$181 million to US$1.1 billion mainly due to higher interest earned on increased term deposit holdings and a lower average debt balance following the repayment on maturity of Group debt.

BHP Results for the year ended 30 June 2019

Taxation expense

	2019			2018
Year ended 30 June	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	15,049	(5,529)	36.7	14,751	(7,007)	47.5
Adjusted for:
Exchange rate movements	—	(25)		—	(152)
Exceptional items(1)	1,060	(242)		650	2,320

Adjusted effective tax rate	16,109	(5,796)	36.0	15,401	(4,839)	31.4

(1)	Refer exceptional items below for further details.

The Group’s adjusted effective tax rate, which excludes the influence of exchange rate movements and exceptional items, was 36.0 per cent (2018: 31.4 per cent). The adjusted effective tax rate is above 30 per cent primarily due to profits being subject to rates of tax higher than 30 per cent (for example, Australian petroleum projects and Chilean operations), a reduction in US tax credits related to Chilean taxes and an increase in provision for tax disputes. The adjusted effective tax rate is expected to be in the range of 33 to 38 per cent for the 2020 financial year.

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$2.5 billion during the period (2018: US$2.2 billion).

On 19 November 2018, BHP settled its long-standing transfer pricing dispute relating to its marketing operations in Singapore with the Australian Taxation Office. The settlement fully resolved all prior years and provides certainty in relation to the future Australian taxation treatment of BHP’s marketing operations. The settlement did not involve any admission of tax avoidance by BHP. As part of the settlement, BHP paid a total of approximately A$529 million in additional taxes for the prior years, being 2003 to 2018 (BHP paid A$328 million of this amount when the amended assessments were received in prior years, with the balance of A$201 million paid in the December 2018 quarter). From the 2020 financial year, all profits made in Singapore in relation to the Australian assets owned by BHP Group Limited will be fully subject to Australian tax under the Controlled Foreign Company tax rules, due to a change in ownership of the main marketing entity.

Exceptional items

The following table sets out the exceptional items for the 2019 financial year. Additional commentary is included on page 33.

Year ended 30 June 2019	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure(1)	(1,060)	—	(1,060)
Global taxation matters(2)	—	242	242

Total	(1,060)	242	(818)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(1,060)	242	(818)

(1)	Refer to note 1 Exceptional items and note 8 Significant events – Samarco dam failure of the Financial Information for further information.
(2)

Financial impact of US$242 million relates to the reversal of provisions for global taxation matters which were resolved during the period. Refer to note 1 Exceptional items of the Financial Information for further information.

Debt management and liquidity

During the 2019 financial year, the Group’s gross debt decreased from US$26.8 billion at 30 June 2018 to US$24.8 billion at 30 June 2019. This was mainly due to the redemption of US$2.4 billion of debt (consisting of €1.3 billion of European medium term notes and US$0.8 billion of senior notes, which matured in November 2018 and April 2019 respectively), partially offset by a fair value adjustment of US$0.4 billion related to interest rate and exchange rate movements.

The Group has a US$6.0 billion commercial paper program backed by a US$6.0 billion revolving credit facility, which expires in May 2021. As at 30 June 2019, the Group had no outstanding US commercial paper, no drawn amount under the revolving credit facility and US$15.6 billion in cash and cash equivalents.

News Release

Dividend

Our Board today determined to pay a final dividend of 78 US cents per share. The final dividend to be paid by BHP Group Limited will be fully franked for Australian taxation purposes.

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the final dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com

Events in respect of the final dividend	Date
Currency conversion into RAND	30 August 2019
Last day to trade cum dividend on Johannesburg Stock Exchange Limited (JSE)	3 September 2019
Ex-dividend Date JSE	4 September 2019
Ex-dividend Date Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	5 September 2019
Record Date	6 September 2019
DRP and Currency Election date (including announcement of currency conversion for ASX and LSE)	9 September 2019
Payment Date	25 September 2019
DRP Allocation Date (ASX and LSE) within 10 business days after the payment date	9 October 2019
DRP Allocation Date (JSE), subject to the purchase of shares by the Transfer Secretaries in the open market Central Securities Depository Participant (CDSP) accounts credited/updated on or about	9 October 2019

BHP Group Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 4 September and 6 September 2019 (inclusive), and transfers between the UK register and the South African register will not be permitted between the dates of 30 August and 6 September 2019 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so in accordance with the timetable above, or, in the case of shareholdings on the South African branch register of BHP Group Plc, in accordance with the instructions of your CSDP. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for each share actually purchased to satisfy DRP elections. The Allocation Price applicable to each stock exchange will made available at: bhp.com/DRP

Corporate governance

On 19 March 2019, we announced the appointment of Ian Cockerill and Susan Kilsby to the BHP Board as independent Non-executive Directors, effective 1 April 2019.

The current members of the Board’s committees are:

Risk and Audit Committee	Nomination and Governance Committee	Remuneration Committee	Sustainability Committee
Lindsay Maxsted (Chairman)	Ken MacKenzie (Chairman)	Carolyn Hewson (Chairman)	Malcolm Broomhead (Chairman)
Terry Bowen	Malcolm Broomhead	Anita Frew	John Mogford
Ian Cockerill	Carolyn Hewson	Susan Kilsby	Ian Cockerill
Anita Frew	Shriti Vadera (SID)(1)	Shriti Vadera (SID)

(1)	Senior Independent Director (SID).

BHP Results for the year ended 30 June 2019

Segment summary(1)

A summary of performance for the 2019 and 2018 financial years is presented below. Unless otherwise noted, information in this section has been presented on a continuing operations basis to exclude the contribution from Onshore US.

Year ended 30 June 2019 US$M	Revenue(2)	Underlying EBITDA(3)	Underlying EBIT(3)	Exceptional items(4)	Net operating assets(3)	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Petroleum	5,930	3,801	2,220	—	7,228	645	685	409
Copper	10,838	4,550	2,587	—	24,088	2,735	62	62
Iron Ore	17,255	11,129	9,397	(971)	17,486	1,611	93	41
Coal	9,121	4,067	3,400	—	9,674	655	23	15
Group and unallocated items(7)	1,225	(389)	(539)	19	3,580	604	10	10
Inter-segment adjustment(8)	(81)	—	—	—	—	—	—	—

Total Group	44,288	23,158	17,065	(952)	62,056	6,250	873	537

Year ended 30 June 2018 (Restated) US$M	Revenue(2)(9)	Underlying EBITDA(3)	Underlying EBIT(3)	Exceptional items	Net operating assets(3)	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Petroleum	5,408	3,341	1,546	—	8,052	656	709	592
Copper	12,781	6,522	4,389	—	23,679	2,428	53	53
Iron Ore	14,810	8,930	7,195	(539)	18,320	1,074	84	44
Coal	8,889	4,397	3,682	—	9,853	409	21	21
Group and unallocated items(7)	1,329	(7)	(250)	(27)	2,789	412	7	7
Inter-segment adjustment(8)	(88)	—	—	—	—	—	—	—

Total Group	43,129	23,183	16,562	(566)	62,693	4,979	874	717

(1)

Group and segment level information is reported on a statutory basis which, in relation to Underlying EBITDA, includes depreciation, amortisation and impairments, net finance costs and taxation expense of US$505 million (2018: US$618 million) related to equity accounted investments. It excludes exceptional items of US$945 million (2018: US$509 million) related to share of loss from equity accounted investments, related impairments and expenses. Refer to note 1 Exceptional items and note 8 Significant events – Samarco dam failure of the Financial Information for further information.

Group profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and impairments of US$7,045 million (2018: US$7,187 million) and net finance costs of US$1,064 million (2018: US$1,245 million).

(2)

Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$1,198 million and Underlying EBITDA of US$129 million (2018: US$1,436 million and US$62 million).

(3)

For more information on the reconciliation of certain alternative performance measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to alternative performance measures set on pages 45 and 54.

(4)

Exceptional items of US$(952) million excludes net finance costs of US$(108) million included in the total US$(1,060) million related to the Samarco dam failure. Refer to note 1 Exceptional items and note 8 Significant events – Samarco dam failure of the Financial Information for further information.

(5)	Includes US$357 million capitalised exploration (2018: US$233 million).
(6)	Includes US$21 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2018: US$76 million).
(7)

Group and unallocated items includes Functions, other unallocated operations including Potash, Nickel West and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within the relevant segments.

Year ended 30 June 2019 US$M	Revenue	Underlying EBITDA(3)	D&A	Underlying EBIT(3)	Net operating assets(3)	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(127)	4	(131)	3,737	174	—	—
Nickel West	1,193	102	11	91	(158)	274	9	9

Year ended 30 June 2018 US$M	Revenue(9)	Underlying EBITDA(3)	D&A	Underlying EBIT(3)	Net operating assets(3)	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(135)	4	(139)	3,425	205	—	—
Nickel West	1,297	291	76	215	(267)	129	7	7

(8)	Comprises revenue of US$77 million generated by Petroleum (2018: US$75 million) and US$4 million generated by Iron Ore (2018: US$13 million).
(9)	Comparative financial information has been restated for the new accounting standard, IFRS15 Revenue from Contracts with Customers, which became effective from 1 July 2018.

News Release

Petroleum

Underlying EBITDA for Petroleum, excluding Onshore US, increased by US$460 million to US$3.8 billion in the 2019 financial year.

	US$M
Underlying EBITDA for the year ended 30 June 2018	3,341

Net price impact	599	Higher average realised prices:
		Crude and condensate oil US$66.59/bbl (2018: US$60.57/bbl);
		Natural gas US$4.55/Mscf (2018: US$4.44/Mscf);
		LNG US$9.43/Mscf (2018: US$8.07/Mscf).

Change in volumes: growth	(75)	Higher uptime in the US Gulf of Mexico and Australia and increased tax barrels in Trinidad and Tobago were more than offset by planned Pyrenees dry-dock maintenance, higher gas to liquids production mix, natural field decline across the portfolio and an increase in overlift positions in Australia.

Change in controllable cash costs	27	Additional maintenance activity at our Australian assets offset by lower exploration expenses due to the Ocean Bottom Node survey acquisition costs in the Gulf of Mexico less than the prior year impact of expensing the Scimitar well.

Ceased and sold operations	(167)	Revaluation of closed mines provision (US$191 million) partially offset by the sale of our interests in the Bruce and Keith oil and gas fields.

Other	76	Includes exchange rate, inflation and the impact from revaluation of embedded derivatives in Trinidad and Tobago gas contract of US$14 million loss (2018: US$153 million loss).

Underlying EBITDA for the year ended 30 June 2019	3,801

Conventional Petroleum unit costs increased by five per cent to US$10.54 per barrel of oil equivalent due to additional planned maintenance, partially offset by higher volumes. Unit costs in the 2020 financial year are expected to be between US$10.50 and US$11.50 per barrel (based on an exchange rate of AUD/USD 0.70) reflecting the impact of lower volumes, partially offset by lower maintenance activities at our Australian assets. In the medium term, we expect an increase in unit costs to less than US$13 per barrel (based on an exchange rate of AUD/USD 0.70) as a result of natural field decline.

Conventional Petroleum unit costs(1) (US$M)	H2 FY19	H1 FY19	FY19	FY18
Revenue	2,727	3,203	5,930	5,408
Underlying EBITDA	1,802	2,259	4,061	3,393
Gross costs	925	944	1,869	2,015
Less: exploration expense(2)	222	166	388	516
Less: freight	88	64	152	152
Less: development and evaluation	26	20	46	34
Less: other(3)	16	(8)	8	106
Net costs	573	702	1,275	1,207
Production (MMboe, equity share)	58	63	121	120

Cost per boe (US$)(4)	9.88	11.14	10.54	10.06

(1)	Conventional Petroleum assets exclude divisional activities reported in Other and closed mining and smelting operations in Canada and the United States.
(2)	Exploration expense represents conventional Petroleum’s share of total exploration expense.
(3)

Other includes non-cash profit on sales of assets, inventory movements, foreign exchange, provision for onerous lease contracts and the impact from revaluation of embedded derivatives in the Trinidad and Tobago gas contract.

(4)	FY19 based on an exchange rate of AUD/USD 0.72.

BHP Results for the year ended 30 June 2019

Petroleum exploration

Petroleum exploration expenditure for the 2019 financial year was US$685 million, of which US$388 million was expensed. A US$0.7 billion exploration and appraisal program is planned for the 2020 financial year. This program includes the 3DEL appraisal well at Trion in Mexico and additional wells in Trinidad and Tobago to follow up on our discoveries to date.

In Trinidad and Tobago, Phase 2 and 3 of our deepwater drilling campaign were completed. These campaigns included two wells in the Southern licences which further assessed the commercial potential of the Magellan play – the Victoria-1 well encountered gas and no commercial hydrocarbons were encountered at the Concepcion-1 well. Analysis is ongoing. Four wells were drilled in our Northern licences, the Bongos-2 discovery well opened a new play and subsequent wells Bélé-1, Tuk-1 and Hi-Hat-1 all encountered gas. Technical work is underway to evaluate commercial options for the Northern Gas play. The rig will return to our Northern licences during the September 2019 quarter to explore for additional volumes.

In the US Gulf of Mexico, we continue to advance evaluation of the development options to optimise value at Wildling. In the Western US Gulf of Mexico, the Ocean Bottom Node(vii) seismic acquisition was completed in early January 2019 and processed data is expected to be delivered during the March 2020 quarter. On 8 August 2019, we entered into an agreement to sell our 50 per cent interest in the Samurai prospect to a private equity firm. The sale is subject to customary closing conditions and is expected to close in September 2019.

In Mexico, we drilled our first operated well at Trion, following acquisition of the discovery in 2017. Trion 2DEL encountered oil in line with expectations and was followed by a down-dip sidetrack to delineate the field and provide information about the Oil Water Contact. Another appraisal well, Trion 3DEL(viii) spud on 9 July 2019 and we are encouraged by the preliminary results, with the well encountering oil in the reservoirs up dip from all previous well intersections. Evaluation and analysis is ongoing.

In Eastern Canada, we were the successful bidder in October 2018 for licences in the Orphan Basin, offshore Eastern Canada. An exploration plan for the licences 8 and 12 was submitted to the Canada-Newfoundland and Labrador Offshore Petroleum Board on 13 July 2019.

News Release

Financial information for Petroleum for the 2019 and 2018 financial years is presented below.

Year ended 30 June 2019 US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	507	332	192	140	513	13
Bass Strait	1,237	915	427	488	2,217	32
North West Shelf	1,657	1,220	298	922	1,371	106
Atlantis	979	824	261	563	1,060	31
Shenzi	540	437	151	286	658	30
Mad Dog	319	268	59	209	1,232	362
Trinidad/Tobago	287	181	56	125	302	23
Algeria	258	201	26	175	49	7
Exploration	—	(388)	58	(446)	1,039	—
Other(5)	153	73	55	18	(109)	41

Total Petroleum from Group production	5,937	4,063	1,583	2,480	8,332	645	685	409

Closed mines(6)	—	(260)	—	(260)	(1,104)	—	—	—
Third party products	10	—	—	—	—	—	—	—

Total Petroleum	5,947	3,803	1,583	2,220	7,228	645	685	409

Adjustment for equity accounted investments(7)	(17)	(2)	(2)	—	—	—	—	—

Total Petroleum statutory result	5,930	3,801	1,581	2,220	7,228	645	685	409

Year ended 30 June 2018 US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	568	422	247	175	740	—
Bass Strait	1,285	948	494	454	2,504	29
North West Shelf	1,400	1,058	230	828	1,574	167
Atlantis	833	666	332	334	1,307	159
Shenzi	576	470	193	277	743	32
Mad Dog	229	160	50	110	947	189
Trinidad/Tobago	161	(53)	38	(91)	256	16
Algeria	234	186	28	158	37	6
Exploration	—	(516)	127	(643)	953	—
Other(5)	126	54	59	(5)	(142)	58

Total Petroleum from Group production	5,412	3,395	1,798	1,597	8,919	656	709	592

Closed mines(6)	—	(52)	—	(52)	(867)	—	—	—
Third party products	12	1	—	1	—	—	—	—

Total Petroleum	5,424	3,344	1,798	1,546	8,052	656	709	592

Adjustment for equity accounted investments(7)	(16)	(3)	(3)	—	—	—	—	—

Total Petroleum statutory result	5,408	3,341	1,795	1,546	8,052	656	709	592

(1)

Total Petroleum statutory result revenue includes: crude oil US$3,171 million (2018: US$2,933 million), natural gas US$1,259 million (2018: US$1,124 million), LNG US$1,179 million (2018: US$920 million), NGL US$263 million (2018: US$294 million) and other US$58 million (2018: US$137 million which includes third party products).

(2)	Includes US$297 million of capitalised exploration (2018: US$193 million).
(3)	Includes US$21 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2018: US$76 million).
(4)	Australia Production Unit includes Macedon, Pyrenees and Minerva.
(5)

Predominantly divisional activities, business development, UK (divested in November 2018), Neptune and Genesis. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline, which are equity accounted investments. The financial information for the Caesar oil pipeline and the Cleopatra gas pipeline presented above, with the exception of net operating assets, reflects BHP’s share.

(6)	Comprises closed mining and smelting operations in Canada and the United States.
(7)

Total Petroleum statutory result Revenue excludes US$17 million (2018: US$16 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum statutory result Underlying EBITDA includes US$2 million (2018: US$3 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

BHP Results for the year ended 30 June 2019

Copper

Underlying EBITDA for the 2019 financial year decreased by US$2.0 billion to US$4.6 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2018	6,522

Net price impact	(1,338)	Lower average realised price: Copper US$2.62/lb (FY18: US$3.00/lb).
Change in volumes: productivity	(315)	Lower grade at Escondida; decreased sales volumes at Pampa Norte after a fire at the electro-winning plant at Spence and heavy rainfall; partially offset by record concentrator throughput at Escondida and record ore milled at Pampa Norte.
Change in controllable cash costs	(321)	Unfavourable fixed cost dilution related to the acid plant outage and lower inventory build at Olympic Dam, end-of-negotiation bonus payments and a change in estimated recoverable copper contained in Escondida sulphide leach pad which benefited costs in the prior year. This was partially offset by Olympic Dam acid plant outage self-insurance recoveries, inventory movements at Pampa Norte and the benefit from higher overall volumes at Olympic Dam as a result of smelter maintenance campaign in the prior year.
Change in other costs:
Exchange rates	283
Inflation	(143)
Non-cash	88	Lower deferred stripping depletion at Escondida.
Other	(226)	Other includes fuel and energy of US$(78) million and other items (including lower profit from equity accounted investments).

Underlying EBITDA for the year ended 30 June 2019	4,550

Escondida unit costs increased by seven per cent to US$1.14 per pound, driven by an expected 12 per cent decline in copper grade and labour settlement costs.

Unit costs in the 2020 financial year are expected to increase to between US$1.20 and US$1.35 per pound (based on an exchange rate of USD/CLP 683) reflecting lower by-product credits and higher deferred stripping costs. The impact of a decline in copper grade of approximately five per cent is expected to be offset by increased concentrator throughput. Unit costs are expected to remain less than US$1.15 per pound in the medium term (based on an exchange rate of USD/CLP 683) with expected higher power and water costs offset by transformation programs focused on efficiency improvements and optimised maintenance strategies.

Escondida unit costs (US$M)	H2 FY19	H1 FY19	FY19	FY18
Revenue(1)	3,537	3,339	6,876	8,346
Underlying EBITDA	1,814	1,570	3,384	4,921
Gross costs	1,723	1,769	3,492	3,425
Less: by-product credits	266	224	490	447
Less: freight	73	76	149	123
Net costs	1,384	1,469	2,853	2,855
Sales (kt)	560	571	1,131	1,209
Sales (Mlb)	1,234	1,259	2,493	2,664

Cost per pound (US$)(2)	1.12	1.17	1.14	1.07

(1)	Comparative financial information has been restated for the new accounting standard, IFRS15 Revenue from Contracts with Customers, which became effective from 1 July 2018.
(2)	FY19 based on exchange rates of AUD/USD 0.72 and USD/CLP 673.

Consistent with our exploration focus on copper we have added to our early stage copper optionality. In the first half of the 2019 financial year we acquired an 11.2 per cent interest in SolGold Plc, the majority owner and operator of the Cascabel porphyry copper-gold project in Ecuador. In the June 2019 quarter, we secured a five per cent interest in Midland Exploration Inc, which has copper exploration tenements in Canada, and entered an exploration financing agreement with Riverside Resources to fund exploration in Mexico’s north-eastern Sonora region. In July 2019 we entered a binding earn-in and joint venture agreement over two mining concessions in Ecuador with Luminex and are preparing to continue exploration activities on the sites, Tarqui and Tarqui 2.

In addition, we progressed the second phase of a drilling program at Oak Dam in the June 2019 half after identifying a potential new iron oxide, copper, gold (IOCG) mineralised system 65 kilometres to the south east of BHP’s operations at Olympic Dam in South Australia. The results are currently being analysed and an update will be provided once finalised later in the year.

News Release

Financial information for Copper for the 2019 and 2018 financial years is presented below.

Year ended 30 June 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	6,876	3,384	1,245	2,139	12,726	1,036
Pampa Norte(2)	1,502	701	381	320	2,937	1,194
Antamina(3)	1,144	723	108	615	1,345	229
Olympic Dam	1,351	273	331	(58)	7,133	485
Other(3)(4)	—	(315)	8	(323)	(53)	21

Total Copper from Group production	10,873	4,766	2,073	2,693	24,088	2,965

Third party products	1,109	116	—	116	—	—

Total Copper	11,982	4,882	2,073	2,809	24,088	2,965	66	65

Adjustment for equity accounted investments(5)	(1,144)	(332)	(110)	(222)	—	(230)	(4)	(3)

Total Copper statutory result	10,838	4,550	1,963	2,587	24,088	2,735	62	62

Year ended 30 June 2018 US$M	Revenue(6)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	8,346	4,921	1,601	3,320	13,666	997
Pampa Norte(2)	1,831	924	298	626	1,967	757
Antamina(3)	1,305	955	111	844	1,313	183
Olympic Dam	1,255	267	228	39	6,937	669
Other(3)(4)	—	(193)	8	(201)	(204)	5

Total Copper from Group production	12,737	6,874	2,246	4,628	23,679	2,611

Third party products	1,349	60	—	60	—	—

Total Copper	14,086	6,934	2,246	4,688	23,679	2,611	53	53

Adjustment for equity accounted investments(5)	(1,305)	(412)	(113)	(299)	—	(183)	—	—

Total Copper statutory result	12,781	6,522	2,133	4,389	23,679	2,428	53	53

(1)	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.
(2)	Includes Spence and Cerro Colorado.
(3)	Antamina, SolGold and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.
(4)	Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution and SolGold (acquired in October 2018).
(5)

Total Copper statutory result Revenue excludes US$1,144 million (2018: US$1,305 million) revenue related to Antamina. Total Copper statutory result Underlying EBITDA includes US$110 million (2018: US$113 million) D&A and US$222 million (2018: US$299 million) net finance costs and taxation expense related to Antamina, Resolution and SolGold that are also included in Underlying EBIT. Total Copper Capital expenditure excludes US$229 million (2018: US$183 million) related to Antamina and US$1 million (2018: US$ nil) related to SolGold. Exploration gross excludes US$4 million (2018: US$ nil) related to SolGold of which US$3 million (2018: US$ nil) was expensed.

(6)	Comparative financial information has been restated for the new accounting standard, IFRS15 Revenue from Contracts with Customers, which became effective from 1 July 2018.

BHP Results for the year ended 30 June 2019

Iron Ore

Underlying EBITDA for the 2019 financial year increased by US$2.2 billion to US$11.1 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2018	8,930

Net price impact	2,065	Higher average realised price: Iron ore US$66.68/wmt, FOB (2018: US$56.71/wmt, FOB).
Change in volumes: productivity	382	Increased sales volumes supported by record production at Jimblebar, higher volumes reflecting the expiry of the Wheelarra joint venture(1) and improved supply chain reliability and performance. This was partially offset by a train derailment on 5 November 2018.
Change in controllable cash costs	103	Favourable inventory movements, partially offset by increased maintenance activities.
Change in other costs:
Exchange rates	227
Inflation	(97)
One-off items	(285)	Reflects the impact of Tropical Cyclone Veronica in March 2019.
Other	(196)	Other includes fuel and energy of US$(51) million, non-cash and other items (includes settlement of a royalty dispute with the Western Australian Government).

Underlying EBITDA for the year ended 30 June 2019	11,129

(1)

Increased volumes reflecting the expiry of the Wheelarra Joint Venture sublease in March 2018, with control of the sublease areas reverting to the Jimblebar Joint Venture, which is accounted for on a consolidated basis with minority interest adjustments.

WAIO unit costs were lower than the prior year at US$14.16 per tonne (or US$12.86 per tonne on a C1 basis excluding third party royalties(3)), reflecting higher volumes, continued productivity improvements and favourable exchange movements, offset by the impacts of a train derailment in November 2018 and Tropical Cyclone Veronica in March 2019. Unit costs declined by five per cent in the second half of the 2019 financial year following strong operational performance in the June 2019 quarter and optimised maintenance schedules.

Unit costs in the 2020 financial year are expected to decrease to between US$13 and US$14 per tonne (based on an exchange rate of AUD/USD 0.70). In the medium term, we expect to lower our unit costs to less than US$13 per tonne (based on an exchange rate of AUD/USD 0.70).

WAIO unit costs (US$M)	H2 FY19	H1 FY19	FY19	FY18
Revenue	9,749	7,317	17,066	14,596
Underlying EBITDA	6,753	4,300	11,053	8,869
Gross costs	2,996	3,017	6,013	5,727
Less: freight	567	741	1,308	1,276
Less: royalties	782	540	1,322	1,075
Net costs	1,647	1,736	3,383	3,376
Sales (kt, equity share)(1)	119,216	119,620	238,836	236,771

Cost per tonne (US$)(2)	13.82	14.51	14.16	14.26

Cost per tonne on a C1 basis excluding third party royalties (US$)(3)	11.89	13.85	12.86	13.03

(1)	June 2019 quarter sales has been adjusted since it was previously reported.
(2)	FY19 based on an average exchange rate of AUD/USD 0.72.
(3)

Excludes third party royalties of US$1.00 per tonne (2018: US$0.74 per tonne), net inventory movements US$(0.30) per tonne (2018: US$0.25 per tonne), depletion of production stripping US$0.75 (2018: US$0.58), exploration expenses, demurrage, exchange rate gains/losses, and other income US$(0.15) per tonne (2018: US$(0.35) per tonne).

News Release

Financial information for Iron Ore for the 2019 and 2018 financial years is presented below.

Year ended 30 June 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(1)	Exploration to profit
Western Australia Iron Ore	17,066	11,053	1,707	9,346	19,208	1,600
Samarco(2)	—	—	—	—	(1,908)	—
Other(3)	157	62	25	37	186	11

Total Iron Ore from Group production	17,223	11,115	1,732	9,383	17,486	1,611

Third party products(4)	32	14	—	14	—	—

Total Iron Ore	17,255	11,129	1,732	9,397	17,486	1,611	93	41

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	17,255	11,129	1,732	9,397	17,486	1,611	93	41

Year ended 30 June 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(1)	Exploration to profit
Western Australia Iron Ore	14,596	8,869	1,721	7,148	19,406	1,047
Samarco(2)	—	—	—	—	(1,278)	—
Other(3)	160	60	14	46	192	27

Total Iron Ore from Group production	14,756	8,929	1,735	7,194	18,320	1,074

Third party products(4)	54	1	—	1	—	—

Total Iron Ore	14,810	8,930	1,735	7,195	18,320	1,074	84	44

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	14,810	8,930	1,735	7,195	18,320	1,074	84	44

(1)	Includes US$52 million of capitalised exploration (2018: US$40 million).
(2)

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

(3)	Predominantly comprises divisional activities, towage services, business development and ceased operations.
(4)	Includes inter-segment and external sales of contracted gas purchases.

BHP Results for the year ended 30 June 2019

Coal

Underlying EBITDA for the 2019 financial year decreased by US$330 million to US$4.1 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2018	4,397

Net price impact	(115)

Lower average realised thermal coal prices, partially offset by higher average realised metallurgical coal prices:

Hard coking coal US$199.61/t (2018: US$194.59/t);

Weak coking coal US$130.18/t (2018: US$131.70/t);

Thermal coal US$77.90/t (2018: US$86.94/t).

Change in volumes: productivity	103	Increased sales volumes supported by record production at South Walker Creek and Poitrel and prior year impacts from lower volumes at Broadmeadow (roof conditions) and Blackwater (geotechnical issues). This was partially offset by unfavourable weather impacts and the scheduled longwall move at Broadmeadow during the year.
Change in controllable cash costs	(415)	Increased contractor stripping activity and rates coupled with higher planned maintenance activity at Queensland Coal, and unfavourable inventory movements and increased contractor mining and stripping activity at NSWEC.
Change in other costs:
Exchange rates	350
Inflation	(94)
Other	(159)	Other includes fuel and energy of US$(57) million, ceased and sold operations and other items (including lower profit from equity accounted investments).

Underlying EBITDA for the year ended 30 June 2019	4,067

Queensland Coal unit costs increased by two per cent to US$69 per tonne mainly due to wet weather impacts and higher strip ratios, diesel prices and contractor stripping costs, partially offset by favourable exchange rate movements. Unit costs in the 2020 financial year are expected to be between US$67 and US$74 per tonne (based on an exchange rate of AUD/USD 0.70) as a result of increased wash plant maintenance and local inflationary pressures. In the medium term, we expect to lower our unit costs to between US$54 and US$61 per tonne (based on an exchange rate of AUD/USD 0.70) reflecting higher volumes, lower strip ratios, optimised maintenance strategies and efficiency improvements from the transformation programs.

Queensland Coal unit costs (US$M)	H2 FY19	H1 FY19	FY19	FY18
Revenue	3,912	3,767	7,679	7,388
Underlying EBITDA	1,911	1,811	3,722	3,647
Gross costs	2,001	1,956	3,957	3,741
Less: freight	71	85	156	150
Less: royalties	411	394	805	740
Net costs	1,519	1,477	2,996	2,851
Sales (kt, equity share)	22,106	21,039	43,145	41,899

Cost per tonne (US$)(1)	68.71	70.20	69.44	68.04

(1)	FY19 based on an average exchange rate of AUD/USD 0.72.

NSWEC unit costs increased by 10 per cent to US$50 per tonne as a result of higher strip ratios and contractor stripping costs, and unfavourable inventory movements. This was partially offset by the impact of favourable exchange rate movements. Unit costs in the 2020 financial year are expected to be between US$55 and US$61 per tonne (based on an exchange rate of AUD/USD 0.70) reflecting increased stripping costs and lower volumes as we continue to progress through the monocline, increase development stripping and focus on higher quality products. In the medium term, unit costs are expected to be between US$46 and US$50 per tonne (based on an exchange rate of AUD/USD 0.70), reflecting ongoing progression through the monocline and our focus on higher quality products.

New South Wales Energy Coal unit costs (US$M)	H2 FY19	H1 FY19	FY19	FY18
Revenue	676	745	1,421	1,501
Underlying EBITDA	162	191	353	569
Gross costs	514	554	1,068	932
Less: royalties	54	60	114	111
Net costs	460	494	954	821
Sales (kt, equity share)	9,987	9,083	19,070	18,022

Cost per tonne (US$)(1)	46.06	54.39	50.03	45.56

(1)	FY19 based on an average exchange rate of AUD/USD 0.72.

News Release

Financial information for Coal for the 2019 and 2018 financial years is presented below.

Year ended 30 June 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	7,679	3,722	532	3,190	8,232	549
New South Wales Energy Coal(1)	1,527	431	166	265	920	102
Colombia(1)	698	274	101	173	853	104
Other(2)	2	(110)	2	(112)	(331)	5

Total Coal from Group production	9,906	4,317	801	3,516	9,674	760

Third party products	19	(1)	—	(1)	—	—

Total Coal	9,925	4,316	801	3,515	9,674	760	23	15

Adjustment for equity accounted investments(3)(4)	(804)	(249)	(134)	(115)	—	(105)	—	—

Total Coal statutory result	9,121	4,067	667	3,400	9,674	655	23	15

Year ended 30 June 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	7,388	3,647	596	3,051	8,355	391
New South Wales Energy Coal(1)	1,605	652	149	503	994	18
Colombia(1)	818	395	95	300	883	54
Other(2)	—	(10)	3	(13)	(379)	—

Total Coal from Group production	9,811	4,684	843	3,841	9,853	463

Third party products	2	(1)	—	(1)	—	—

Total Coal	9,813	4,683	843	3,840	9,853	463	21	21

Adjustment for equity accounted investments(3)(4)	(924)	(286)	(128)	(158)	—	(54)	—	—

Total Coal statutory result	8,889	4,397	715	3,682	9,853	409	21	21

(1)	Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.
(2)	Predominantly comprises divisional activities and ceased operations.
(3)

Total Coal statutory result Revenue excludes US$698 million (2018: US$818 million) revenue related to Cerrejón. Total Coal statutory result Underlying EBITDA includes US$101 million (2018: US$95 million) D&A and US$70 million (2018: US$108 million) net finance costs and taxation expense related to Cerrejón, that are also included in Underlying EBIT. Total Coal statutory result Capital expenditure excludes US$104 million (2018: US$54 million) related to Cerrejón.

(4)

Total Coal statutory result Revenue excludes US$106 million (2018: US$106 million) revenue related to Newcastle Coal Infrastructure Group. Total Coal statutory result excludes US$78 million (2018: US$83 million) Underlying EBITDA, US$33 million (2018: US$33 million) D&A and US$45 million (2018: US$50 million) Underlying EBIT related to Newcastle Coal Infrastructure Group until future profits exceed accumulated losses. Total Coal Capital expenditure excludes US$1 million (2018: US$ nil) related to Newcastle Coal Infrastructure Group.

BHP Results for the year ended 30 June 2019

Group and unallocated items

Underlying EBITDA loss for Group and unallocated items increased by US$382 million to US$(389) million in the 2019 financial year due to self-insurance claims related to the Olympic Dam acid plant outage, restructuring and redundancy costs in relation to our World Class Functions initiative and a decrease in EBITDA at Nickel West. This was partially offset by the impact of favourable exchange rate movements.

Nickel West’s Underlying EBITDA decreased from US$291 million to US$102 million for the 2019 financial year, due to the transition to new ore bodies, which resulted in a drawdown of inventories and unfavourable fixed cost dilution from reduced volumes at Leinster and Mt Keith, and the impact from a fire at the Kalgoorlie smelter in the December 2018 half year.

News Release

The financial information set out on pages 27 to 44 for the year ended 30 June 2019 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2018 financial statements contained within the Annual Report of the Group, with the exception of the following new accounting standards and interpretations which became effective from 1 July 2018:

•	IFRS 9/AASB 9 ‘Financial Instruments’ which is a replacement of IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’;

•	IFRS 15/AASB 15 ‘Revenue from Contracts with Customers’ which replaces previous revenue requirements, including IAS 18/AASB 118 ‘Revenue’; and

•	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’.

This news release including the financial information is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the 2019 financial year compared with the 2018 financial year, unless otherwise noted. Operations includes operated and non-operated assets, unless otherwise noted. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil equivalent per day (MMboe/d); thousand cubic feet equivalent (Mcfe); million cubic feet per day (MMcf/d); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand ounces per annum (kozpa); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

The following footnotes apply to this Results Announcement:

(i)

We use various alternative performance measures to reflect our underlying performance. For further information on the reconciliations of certain alternative performance measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to alternative performance measures set out on pages 45 to 54.

(ii)	Reported for total operations (including Onshore US).

(iii)	Subject to final sustainability assurance review.

(iv)	Copper equivalent production based on 2019 financial year average realised prices. Excludes production from Onshore US.

(v)

The balances of derivatives used to hedge external debt (included within net other financial assets/(liabilities)) at 30 June 2019 was US$(0.2) billion (2018: US$(0.8) billion). The movement primarily relates to a non-cash fair value adjustment of US$(0.4) billion which offsets in net debt.

(vi)	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.

(vii)	WGOM OBN 2018 Seismic Permit is OCS Permit T18-010.

(viii)	For further information on the Trion-3DEL well, please refer to the BHP Financial Results presentation for the year ended 30 June 2019 (slide 37), released 20 August 2019 on www.bhp.com.

Forward-looking statements

This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.

Forward-looking statements can be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.

For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

Non-IFRS financial information

BHP results are reported under IFRS. This release may also include certain non-IFRS (also referred to as alternative performance measures) and other measures including Underlying attributable profit, Underlying EBITDA, Underlying EBIT, Adjusted effective tax rate, Free cash flow, Gearing ratio, Net debt, Net operating assets, Principal factors that affect Underlying EBITDA, Underlying basic earnings per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.

BHP Results for the year ended 30 June 2019

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP and its subsidiaries

In this release, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries as identified in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s 30 June 2018 Annual Report on Form 20-F. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated.

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Financial Information

Year ended

30 June 2019

News Release

The financial information included in this document for the year ended 30 June 2019 is unaudited and has been derived from the draft financial report of the Group for the year ended 30 June 2019. The financial information does not constitute the Group’s full statutory accounts for the year ended 30 June 2019, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission.

The financial information set out of pages 27 to 44 for the year ended 30 June 2019 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2018 financial statements contained within the Annual Report of the Group, with the exception of the following new accounting standards and interpretations which became effective from 1 July 2018:

•	IFRS 9/AASB 9 ‘Financial Instruments’ which is a replacement of IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’;

•	IFRS 15/AASB 15 ‘Revenue from Contracts with Customers’ which replaces previous revenue requirements, including IAS 18/AASB 118 ‘Revenue’; and

•	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’.

The comparative figures for the financial years ended 30 June 2018 and 30 June 2017 are not the statutory accounts of the Group for those financial years. Those accounts have been reported on by the company’s auditor and delivered to the Registrar of Companies. The reports of the auditor were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the reports and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

All amounts are expressed in US dollars unless otherwise noted. The Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

Where applicable, comparative periods have been adjusted to disclose them on the same basis as the current period figures.

BHP Results for the year ended 30 June 2019

Consolidated Income Statement for the year ended 30 June 2019

	Notes	2019 US$M	2018 US$M Restated	2017 US$M Restated
Continuing operations
Revenue		44,288	43,129	35,740
Other income		393	247	662
Expenses excluding net finance costs		(28,022)	(27,527)	(24,120)
(Loss)/profit from equity accounted investments, related impairments and expenses	2	(546)	147	272

Profit from operations		16,113	15,996	12,554

Financial expenses		(1,510)	(1,567)	(1,560)
Financial income		446	322	143

Net finance costs	3	(1,064)	(1,245)	(1,417)

Profit before taxation		15,049	14,751	11,137

Income tax expense		(5,335)	(6,879)	(4,276)
Royalty-related taxation (net of income tax benefit)		(194)	(128)	(167)

Total taxation expense	4	(5,529)	(7,007)	(4,443)

Profit after taxation from Continuing operations		9,520	7,744	6,694

Discontinued operations
Loss after taxation from Discontinued operations	9	(335)	(2,921)	(472)

Profit after taxation from Continuing and Discontinued operations		9,185	4,823	6,222

Attributable to non-controlling interests		879	1,118	332
Attributable to BHP shareholders		8,306	3,705	5,890

Basic earnings per ordinary share (cents)	5	160.3	69.6	110.7
Diluted earnings per ordinary share (cents)	5	159.9	69.4	110.4
Basic earnings from Continuing operations per ordinary share (cents)	5	166.9	125.0	119.8
Diluted earnings from Continuing operations per ordinary share (cents)	5	166.5	124.6	119.5

The accompanying notes form part of this financial information.

Consolidated Statement of Comprehensive Income for the year ended 30 June 2019

	2019 US$M	2018 US$M	2017 US$M
Profit after taxation from Continuing and Discontinued operations	9,185	4,823	6,222
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Net valuation gains/(losses) on investments taken to equity	—	11	(1)
Hedges:
(Losses)/gains taken to equity	(327)	82	351
Losses/(gains) transferred to the income statement	299	(215)	(432)
Exchange fluctuations on translation of foreign operations taken to equity	1	2	(1)
Exchange fluctuations on translation of foreign operations transferred to income statement	(6)	—	—
Tax recognised within other comprehensive income	8	36	24

Total items that may be reclassified subsequently to the income statement	(25)	(84)	(59)

Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and medical schemes	(20)	1	36
Equity investments held at fair value	1	—	—
Tax recognised within other comprehensive income	19	(14)	(26)

Total items that will not be reclassified to the income statement	—	(13)	10

Total other comprehensive loss	(25)	(97)	(49)

Total comprehensive income	9,160	4,726	6,173

Attributable to non-controlling interests	878	1,118	332
Attributable to BHP shareholders	8,282	3,608	5,841

The accompanying notes form part of this financial information.

News Release

Consolidated Balance Sheet as at 30 June 2019

	2019 US$M	2018 US$M
ASSETS
Current assets
Cash and cash equivalents	15,613	15,871
Trade and other receivables	3,462	3,096
Other financial assets	87	200
Inventories	3,840	3,764
Assets held for sale	—	11,939
Current tax assets	124	106
Other	247	154

Total current assets	23,373	35,130

Non-current assets
Trade and other receivables	313	180
Other financial assets	1,303	999
Inventories	768	1,141
Property, plant and equipment	68,041	67,182
Intangible assets	675	778
Investments accounted for using the equity method	2,569	2,473
Deferred tax assets	3,764	4,041
Other	55	69

Total non-current assets	77,488	76,863

Total assets	100,861	111,993

LIABILITIES
Current liabilities
Trade and other payables	6,717	5,977
Interest bearing liabilities	1,661	2,736
Liabilities held for sale	—	1,222
Other financial liabilities	127	138
Current tax payable	1,546	1,773
Provisions	2,175	2,025
Deferred income	113	118

Total current liabilities	12,339	13,989

Non-current liabilities
Trade and other payables	5	3
Interest bearing liabilities	23,167	24,069
Other financial liabilities	896	1,093
Non-current tax payable	187	137
Deferred tax liabilities	3,234	3,472
Provisions	8,928	8,223
Deferred income	281	337

Total non-current liabilities	36,698	37,334

Total liabilities	49,037	51,323

Net assets	51,824	60,670

EQUITY
Share capital – BHP Group Limited	1,111	1,186
Share capital – BHP Group Plc	1,057	1,057
Treasury shares	(32)	(5)
Reserves	2,285	2,290
Retained earnings	42,819	51,064

Total equity attributable to BHP shareholders	47,240	55,592
Non-controlling interests	4,584	5,078

Total equity	51,824	60,670

The accompanying notes form part of this financial information.

BHP Results for the year ended 30 June 2019

Consolidated Cash Flow Statement for the year ended 30 June 2019

	Notes	2019 US$M	2018 US$M	2017 US$M
Operating activities
Profit before taxation		15,049	14,751	11,137
Adjustments for:
Depreciation and amortisation expense		5,829	6,288	6,184
Impairments of property, plant and equipment, financial assets and intangibles		264	333	193
Net finance costs		1,064	1,245	1,417
Loss/(profit) from equity accounted investments, related impairments and expenses		546	(147)	(272)
Other		308	597	194
Changes in assets and liabilities:
Trade and other receivables		(211)	(662)	267
Inventories		298	(182)	(687)
Trade and other payables		406	719	512
Provisions and other assets and liabilities		(125)	7	(333)

Cash generated from operations		23,428	22,949	18,612
Dividends received		516	709	636
Interest received		443	290	164
Interest paid		(1,346)	(1,177)	(1,148)
Proceeds/(settlements) of cash management related instruments		296	(292)	(140)
Net income tax and royalty-related taxation refunded		59	17	337
Net income tax and royalty-related taxation paid		(5,999)	(4,935)	(2,585)

Net operating cash flows from Continuing operations		17,397	17,561	15,876

Net operating cash flows from Discontinued operations	9	474	900	928

Net operating cash flows		17,871	18,461	16,804

Investing activities
Purchases of property, plant and equipment		(6,250)	(4,979)	(3,697)
Exploration expenditure		(873)	(874)	(966)
Exploration expenditure expensed and included in operating cash flows		516	641	610
Net investment and funding of equity accounted investments		(630)	204	(234)
Proceeds from sale of assets		145	89	529
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash		4	—	187
Other investing		(289)	(141)	(153)

Net investing cash flows from Continuing operations		(7,377)	(5,060)	(3,724)

Net investing cash flows from Discontinued operations	9	(443)	(861)	(437)

Proceeds from divestment of Onshore US, net of its cash	9	10,427	—	—

Net investing cash flows		2,607	(5,921)	(4,161)

Financing activities
Proceeds from interest bearing liabilities		250	528	1,577
(Settlements)/proceeds of debt related instruments		(160)	(218)	36
Repayment of interest bearing liabilities		(2,604)	(4,188)	(7,114)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(188)	(171)	(108)
Share buy-back – BHP Group Limited		(5,220)	—	—
Dividends paid		(11,395)	(5,220)	(2,921)
Dividends paid to non-controlling interests		(1,198)	(1,582)	(575)

Net financing cash flows from Continuing operations		(20,515)	(10,851)	(9,105)

Net financing cash flows from Discontinued operations	9	(13)	(40)	(28)

Net financing cash flows		(20,528)	(10,891)	(9,133)

Net (decrease)/increase in cash and cash equivalents from Continuing operations		(10,495)	1,650	3,047
Net increase/(decrease) in cash and cash equivalents from Discontinued operations		18	(1)	463
Proceeds from divestment of Onshore US, net of its cash		10,427	—	—
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		15,813	14,108	10,276
Foreign currency exchange rate changes on cash and cash equivalents		(170)	56	322

Cash and cash equivalents, net of overdrafts, at the end of the financial year		15,593	15,813	14,108

The accompanying notes form part of this financial information.

News Release

Consolidated Statement of Changes in Equity for the year ended 30 June 2019

	Attributable to BHP shareholders
	Share capital		Treasury shares		Reserves	Retained earnings	Total equity	Non- controlling interests	Total equity
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc			attributable to BHP shareholders
Balance as at 1 July 2018	1,186	1,057	(5)	—	2,290	51,064	55,592	5,078	60,670
Impact of adopting IFRS 9	—	—	—	—	—	(7)	(7)	—	(7)
Balance as at 1 July 2018	1,186	1,057	(5)	—	2,290	51,057	55,585	5,078	60,663

Total comprehensive income	—	—	—	—	(24)	8,306	8,282	878	9,160

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(182)	(6)	—	—	(188)	—	(188)
Employee share awards exercised net of employee contributions	—	—	155	6	(100)	(61)	—	—	—
Employee share awards forfeited	—	—	—	—	(18)	18	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	—	138	—	138	—	138
Dividends	—	—	—	—	—	(11,302)	(11,302)	(1,205)	(12,507)
BHP Group Limited shares bought back and cancelled	(75)	—	—	—	—	(5,199)	(5,274)	—	(5,274)
Divestment of subsidiaries, operations and joint operations	—	—	—	—	—	—	—	(168)	(168)
Transfer to non-controlling interests	—	—	—	—	(1)	—	(1)	1	—

Balance as at 30 June 2019	1,111	1,057	(32)	—	2,285	42,819	47,240	4,584	51,824

Balance as at 1 July 2017	1,186	1,057	(2)	(1)	2,400	52,618	57,258	5,468	62,726

Total comprehensive income	—	—	—	—	(87)	3,695	3,608	1,118	4,726

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(159)	(12)	—	—	(171)	—	(171)
Employee share awards exercised net of employee contributions	—	—	156	13	(139)	(30)	—	—	—
Employee share awards forfeited	—	—	—	—	(2)	2	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	—	123	—	123	—	123
Distribution to non-controlling interests	—	—	—	—	—	—	—	(14)	(14)
Dividends	—	—	—	—	—	(5,221)	(5,221)	(1,499)	(6,720)
Transfer to non-controlling interests	—	—	—	—	(5)	—	(5)	5	—

Balance as at 30 June 2018	1,186	1,057	(5)	—	2,290	51,064	55,592	5,078	60,670

Balance as at 1 July 2016	1,186	1,057	(7)	(26)	2,538	49,542	54,290	5,781	60,071

Total comprehensive income	—	—	—	—	(59)	5,900	5,841	332	6,173

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(105)	(3)	—	—	(108)	—	(108)
Employee share awards exercised net of employee contributions	—	—	110	28	(167)	29	—	—	—
Employee share awards forfeited	—	—	—	—	(18)	18	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	—	106	—	106	—	106
Distribution to non-controlling interests	—	—	—	—	—	—	—	(16)	(16)
Dividends	—	—	—	—	—	(2,871)	(2,871)	(601)	(3,472)
Divestment of subsidiaries, operations and joint operations	—	—	—	—	—	—	—	(28)	(28)

Balance as at 30 June 2017	1,186	1,057	(2)	(1)	2,400	52,618	57,258	5,468	62,726

The accompanying notes form part of this financial information.

BHP Results for the year ended 30 June 2019

Notes to the Financial Information

1.	Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and amount is considered material to the Financial Statements. Such items included within the Group’s profit for the year are detailed below. Exceptional items attributable to Discontinued operations are detailed in note 9 Discontinued operations.

Year ended 30 June 2019	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(1,060)	—	(1,060)
Global taxation matters	—	242	242

Total	(1,060)	242	(818)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(1,060)	242	(818)

Samarco Mineração SA (Samarco) dam failure

The exceptional loss of US$1,060 million related to the Samarco dam failure in November 2015 comprises the following:

Year ended 30 June 2019	US$M
Other income	50
Expenses excluding net finance costs:
Costs incurred directly by BHP Billiton Brasil Ltda and other BHP entities in relation to the Samarco dam failure	(57)
Loss from equity accounted investments, related impairments and expenses:
Share of loss relating to the Samarco dam failure	(96)
Samarco Germano dam decommissioning	(263)
Samarco dam failure provision	(586)
Net finance costs	(108)

Total(1)	(1,060)

(1)	Refer to note 8 Significant events – Samarco dam failure for further information.

Global taxation matters

Global taxation matters includes amounts released from provisions for tax matters and other claims resolved during the period.

Year ended 30 June 2018	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(650)	—	(650)
US tax reform	—	(2,320)	(2,320)

Total	(650)	(2,320)	(2,970)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(650)	(2,320)	(2,970)

Year ended 30 June 2017	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(381)	—	(381)
Escondida industrial action	(546)	179	(367)
Cancellation of the Caroona exploration licence	164	(49)	115
Withholding tax on Chilean dividends	—	(373)	(373)

Total	(763)	(243)	(1,006)

Attributable to non-controlling interests – Escondida industrial action	(232)	68	(164)
Attributable to BHP shareholders	(531)	(311)	(842)

News Release

2.	Interests in associates and joint venture entities

The Group’s major shareholdings in associates and joint venture entities, including their (loss)/profit, are listed below:

	Ownership interest at the Group’s reporting date(1)			(Loss)/profit from equity accounted investments, related impairments and expenses
	2019%	2018%	2017%	2019 US$M	2018 US$M	2017 US$M
Share of operating profit/(loss) of equity accounted investments:
Cerrejón	33.33	33.33	33.33	103	192	129
Compañia Minera Antamina SA	33.75	33.75	33.75	393	544	341
Samarco Mineração SA(2)(3)	50.00	50.00	50.00	(96)	(80)	(134)
Other				(97)	(80)	(26)

Share of operating profit of equity accounted investments				303	576	310

Samarco dam failure provision expense(2)				(586)	(429)	(38)

Samarco Germano dam decommissioning(2)				(263)	—	—

(Loss)/profit from equity accounted investments, related impairments and expenses				(546)	147	272

(1)	The ownership interest at the Group’s and the associates and joint venture entities’ reporting dates are the same.
(2)	Refer to note 8 Significant events – Samarco dam failure for further information.
(3)

As the carrying value has been previously written down to US$ nil, any additional share of Samarco’s losses are only recognised to the extent BHP Billiton Brasil Ltda has an obligation to fund the losses or investment funding is provided. BHP Billiton Brasil Ltda has provided US$(96) million funding during the period and recognised additional share of losses of US$(96) million.

3.	Net finance costs

	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M	Year ended 30 June 2017 US$M
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	1,296	1,168	1,130
Interest capitalised at 4.96% (2018: 4.24%; 2017: 3.25%)(1)	(248)	(139)	(113)
Interest on finance leases	47	59	33
Discounting on provisions and other liabilities	470	414	450
Other gains and losses:
Fair value change on hedged loans	729	(265)	(1,185)
Fair value change on hedging derivatives	(809)	329	1,244
Exchange variations on net debt	6	(19)	(23)
Other	19	20	24

Total financial expenses	1,510	1,567	1,560

Financial income
Interest income	(446)	(322)	(143)

Net finance costs	1,064	1,245	1,417

(1)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$74 million (2018: US$42 million; 2017: US$34 million).

BHP Results for the year ended 30 June 2019

4.	Income tax expense

	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M	Year ended 30 June 2017 US$M
Total taxation expense comprises:
Current tax expense	5,408	5,052	4,412
Deferred tax expense	121	1,955	31

	5,529	7,007	4,443

	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M	Year ended 30 June 2017 US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	15,049	14,751	11,137

Tax on profit at Australian prima facie tax rate of 30 per cent	4,515	4,425	3,341

Impact of US tax reform
Tax rate changes	—	1,390	—
Non-tax effected operating losses and capital gains	—	834	—
Tax on remitted and unremitted foreign earnings(1)	—	194	—
Recognition of previously unrecognised tax assets	—	(95)	—
Other	—	(3)	—

Subtotal	—	2,320	—
Other items not related to US tax reform
Non-tax effected operating losses and capital gains	742	721	242
Tax on remitted and unremitted foreign earnings	283	401	478
Tax effect of (loss)/profit from equity accounted investments, related impairments and expenses(2)	164	(44)	(82)
Tax rate changes	6	(79)	25
Recognition of previously unrecognised tax assets	(10)	(170)	(21)
Amounts (over)/under provided in prior years	(21)	(51)	175
Foreign exchange adjustments	(25)	(152)	88
Investment and development allowance	(94)	(180)	(53)
Impact of tax rates applicable outside of Australia	(312)	(484)	(136)
Other	87	172	219

Income tax expense	5,335	6,879	4,276

Royalty-related taxation (net of income tax benefit)	194	128	167

Total taxation expense	5,529	7,007	4,443

(1)	Comprising US$797 million repatriation tax and US$603 million of previously unrecognised tax credits.
(2)	The profit from equity accounted investments and related expenses is net of income tax. This item removes the prima facie tax effect on such profits and related expenses.

5.	Earnings per share

	Year ended 30 June 2019	Year ended 30 June 2018	Year ended 30 June 2017
Earnings attributable to BHP shareholders (US$M)
- Continuing operations	8,648	6,652	6,375
- Total	8,306	3,705	5,890
Weighted average number of shares (Million)
- Basic(1)	5,180	5,323	5,323
- Diluted(2)	5,193	5,337	5,336
Basic earnings per ordinary share (US cents)(3)
- Continuing operations	166.9	125.0	119.8
- Total	160.3	69.6	110.7
Diluted earnings per ordinary share (US cents)(3)
- Continuing operations	166.5	124.6	119.5
- Total	159.9	69.4	110.4

(1)

The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Group Limited and BHP Group Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Trust and the BHP Billiton Limited Employee Equity Trust.

(2)

For the purposes of calculating diluted earnings per share, the effect of 13 million of dilutive shares has been taken into account for the year ended 30 June 2019 (2018: 14 million shares; 2017: 13 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

At 30 June 2019, there are no instruments which are considered antidilutive (2018: nil, 2017: nil).

(3)	Each American Depositary Share represents twice the earnings for BHP ordinary shares.

News Release

6.	Dividends

	Year ended 30 June 2019		Year ended 30 June 2018		Year ended 30 June 2017
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M
Dividends paid during the period(1)
Prior year final dividend	63.0	3,356	43.0	2,291	14.0	746
Interim dividend	55.0	2,788	55.0	2,930	40.0	2,125
Special dividend	102.0	5,158	—	—	—	—

	220.0	11,302	98.0	5,221	54.0	2,871

(1)	5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (2018: 5.5 per cent; 2017: 5.5 per cent).

Dividends paid during the period differs from the amount of dividends paid in the Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date.

Dividends are determined after period-end and contained within the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to the year-end, on 20 August 2019, BHP Group Limited and BHP Group Plc determined a final dividend of 78 US cents per share (US$3,944 million), which will be paid on 25 September 2019 (2018: final dividend of 63 US cents per share – US$3,354 million; 2017: final dividend of 43 US cents per share – US$2,289 million).

At 30 June 2019, BHP Group Limited had 2,945 million ordinary shares on issue and held by the public and BHP Group Plc had 2,112 million ordinary shares on issue and held by the public. No shares in BHP Group Limited were held by BHP Group Plc at 30 June 2019 (2018: nil; 2017: nil).

The Dual Listed Company merger terms require that ordinary shareholders of BHP Group Limited and BHP Group Plc are paid equal cash dividends on a per share basis. Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited or BHP Group Plc. Dividends determined on each ADS represent twice the dividend determined on BHP ordinary shares.

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2019 US$M	2018 US$M	2017 US$M
Franking credits as at 30 June	8,681	10,400	10,155
Franking credits arising from the payment of current tax	1,194	1,330	1,239

Total franking credits available(1)	9,875	11,730	11,394

(1)	The payment of the final 2019 dividend determined after 30 June 2019 will reduce the franking account balance by US$984 million.

7.	Share capital

During December 2018, BHP completed an off-market buy-back program of US$5.2 billion of BHP Group Limited shares related to the disbursement of proceeds from the disposal of Onshore US.

Shares bought back and cancelled during the period differs from the amount paid in the Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the completion of the buy-back tender and the payment date.

Details of the BHP Group Limited purchases are shown in the table below:

Year ended	Shares purchased	Number	Cost per share	Total cost US$M
30 June 2019	BHP Group Limited	265,839,711	A$27.64	5,274

BHP Results for the year ended 30 June 2019

8.	Significant events – Samarco dam failure

On 5 November 2015, the Samarco Mineração S.A. (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu and impacting other communities downstream (the Samarco dam failure).

Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Billiton Brasil) and Vale S.A. (Vale). BHP Billiton Brasil’s 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Billiton Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Billiton Brasil recognises its 50 per cent share of Samarco’s profit or loss and adjusts the carrying value of the investment in Samarco accordingly. Such adjustment continues until the investment carrying value is reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Billiton Brasil has an obligation to fund the losses, or when future investment funding is provided. After applying equity accounting, any remaining carrying value of the investment is tested for impairment.

Any charges relating to the Samarco dam failure incurred directly by BHP Billiton Brasil or other BHP entities are recognised 100 per cent in the Group’s results.

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the year ended 30 June 2019 are shown in the table below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M	Year ended 30 June 2017 US$M
Income statement
Other income(1)	50	—	—
Expenses excluding net finance costs:
Costs incurred directly by BHP Billiton Brasil and other BHP entities in relation to the Samarco dam failure(2)	(57)	(57)	(82)
Loss from equity accounted investments, related impairments and expenses:
Share of loss relating to the Samarco dam failure(3)	(96)	(80)	(134)
Samarco Germano dam decommissioning	(263)	—	—
Samarco dam failure provision(4)	(586)	(429)	(38)

Loss from operations	(952)	(566)	(254)
Net finance costs(5)	(108)	(84)	(127)

Loss before taxation	(1,060)	(650)	(381)
Income tax benefit	—	—	—

Loss after taxation	(1,060)	(650)	(381)

Balance sheet movement
Trade and other payables	4	4	(3)
Provisions	(629)	(228)	143

Net (liabilities)/assets	(625)	(224)	140

	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M	Year ended 30 June 2017 US$M
Cash flow statement
Loss before taxation	(1,060)	(650)	(381)
Adjustments for:
Share of loss relating to the Samarco dam failure(3)	96	80	134
Samarco Germano dam decommissioning	263	—	—
Samarco dam failure provision(4)	586	429	38
Net finance costs(5)	108	84	127
Changes in assets and liabilities:
Trade and other payables	(4)	(4)	3

Net operating cash flows	(11)	(61)	(79)

Net investment and funding of equity accounted investments(6)	(424)	(365)	(442)

Net investing cash flows	(424)	(365)	(442)

Net decrease in cash and cash equivalents	(435)	(426)	(521)

(1)	Proceeds from insurance settlements.
(2)	Includes legal and advisor costs incurred.
(3)	Loss from working capital funding provided during the period.
(4)	US$(579) million change in estimate and US$(7) million exchange translation.
(5)	Amortisation of discounting of provision.
(6)

Includes US$(96) million funding provided during the period and US$(328) million utilisation of the Samarco dam failure provision, of which US$(313) million allowed for the continuation of reparatory and compensatory programs in relation to the Framework Agreement and a further US$(15) million for dam stabilisation and expert costs.

News Release

8.    Significant events – Samarco dam failure (continued)

Equity accounted investment in Samarco

BHP Billiton Brasil’s investment in Samarco remains at US$ nil. BHP Billiton Brasil provided US$96 million funding under a working capital facility during the period and recognised additional share of losses of US$96 million. No dividends have been received by BHP Billiton Brasil from Samarco during the period. Samarco currently does not have profits available for distribution and is legally prevented from paying previously declared and unpaid dividends.

Provisions related to the Samarco dam failure

	30 June 2019 US$M	30 June 2018 US$M
At the beginning of the financial year	1,285	1,057
Movement in provisions	629	228
Comprising:
Utilised	(328)	(285)
Adjustments charged to the income statement:
Change in estimate	579	560
Samarco Germano dam decommissioning	263	—
Amortisation of discounting impacting net finance costs	108	84
Exchange translation	7	(131)

At the end of the financial year	1,914	1,285

Comprising:
Current	440	313
Non-current	1,474	972

At the end of the financial year	1,914	1,285

BHP Results for the year ended 30 June 2019

8. Significant events – Samarco dam failure (continued)

Samarco dam failure provisions and contingencies

As at 30 June 2019, BHP Billiton Brasil has identified provisions and contingent liabilities arising as a consequence of the Samarco dam failure as follows:

Provision for Samarco dam failure

On 2 March 2016, BHP Billiton Brasil, Samarco and Vale, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) that will develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure. Key Programs include those for financial assistance and compensation of impacted persons, including fishermen impacted by the dam failure, and those for remediation of impacted areas and resettlement of impacted communities. A committee (Interfederative Committee) comprising representatives from the Brazilian Federal and State Governments, local municipalities, environmental agencies, impacted communities and Public Defence Office oversees the activities of the Fundação Renova in order to monitor, guide and assess the progress of actions agreed in the Framework Agreement.

The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible for funding Fundação Renova’s annual calendar year budget for the duration of the Framework Agreement. The funding amounts for each calendar year will be dependent on the remediation and compensation projects to be undertaken in a particular year. Annual contributions may be reviewed under the Framework Agreement. To the extent that Samarco does not meet its funding obligations, each of BHP Billiton Brasil and Vale has funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.

Mining and processing operations remain suspended and Samarco is currently progressing plans to resume operations, however significant uncertainties surrounding the nature and timing of ongoing future operations remain. In light of these uncertainties and based on currently available information, BHP Billiton Brasil’s provision for its obligations under the Framework Agreement Programs is US$1.7 billion before tax and after discounting at 30 June 2019 (30 June 2018: US$1.3 billion).

Under a Governance Agreement ratified on 8 August 2018, BHP Billiton Brasil, Samarco and Vale will establish a process to renegotiate the Programs over two years to progress settlement of the R$155 billion (approximately US$40 billion) Federal Public Prosecution Office claim (described below).

BHP Billiton Brasil, Samarco and Vale maintain security comprising R$1.3 billion (approximately US$340 million) in insurance bonds, R$100 million (approximately US$25 million) in liquid assets and a charge of R$800 million (approximately US$210 million) over Samarco’s assets. The security is maintained for a period of 30 months from ratification of the Governance Agreement, after which BHP Billiton Brasil, Vale and Samarco will be required to provide security of an amount equal to the Fundação Renova’s annual budget up to a limit of R$2.2 billion (approximately US$575 million).

Samarco Germano dam decommissioning

Due to legislative changes in Brazil, Samarco is currently progressing plans for the accelerated decommissioning of its upstream tailings dams (the Germano dam complex).

Given the significant uncertainties surrounding the nature and timing of Samarco’s future operations, BHP Billiton Brasil has recognised a provision of US$263 million for a 50 per cent share of the expected Germano decommissioning cost. Plans for the decommissioning are at an early stage and as a result, further engineering work and required validation by Brazilian authorities could lead to material changes to estimates in future reporting periods.

If Samarco successfully restarts and generates sufficient cash flows during the period in which the Germano decommissioning activity occurs, BHP Billiton Brasil may not be required to provide funding for the decommissioning, resulting in a reversal of the provision in future reporting periods.

News Release

8. Significant events – Samarco dam failure (continued)

Key judgements and estimates

Judgements

The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required.

Management have determined that a provision can only be recognised for obligations under the Framework Agreement and Samarco Germano dam decommissioning as at 30 June 2019. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted below, given their status.

Estimates

The provisions for the Samarco dam failure and Samarco Germano dam decommissioning currently reflect the estimated remaining costs to complete Programs under the Framework Agreement and estimated costs to complete the Germano dam decommissioning and require the use of significant judgements, estimates and assumptions. Based on current estimates, it is expected that approximately 45 per cent of remaining costs for Programs under the Framework Agreement will be incurred by December 2020.

While the provisions have been measured based on information available as at 30 June 2019, likely changes in facts and circumstances in future reporting periods may lead to revisions to these estimates. However, it is currently not possible to determine what facts and circumstances may change, therefore the possible revisions in future reporting periods cannot be reliably measured.

The key estimates that may have a material impact upon the provisions in the next and future reporting periods include:

•	timing of repealing the fishing ban along the Rio Doce, which is subject to certain regulatory approvals and could impact upon the length of financial assistance and compensation payments;

•

number of people eligible for financial assistance and compensation, as duration of registration periods and changes to geographical boundaries or eligibility criteria could impact estimated future costs;

•	costs to complete resettlement of the Bento Rodrigues, Gesteira and Paracatu communities.

•	costs to complete Germano dam decommissioning

The provisions may also be affected by factors including but not limited to:

•

potential changes in scope of work and funding amounts required under the Framework Agreement including the impact of the decisions of the Interfederative Committee along with further technical analysis and community participation required under the Governance Agreement;

•	the outcome of ongoing negotiations with State and Federal Prosecutors, including review of Fundação Renova’s Programs as provided in the Governance Agreement;

•	actual costs incurred;

•	resolution of uncertainty in respect of operational restart;

•	updates to discount and foreign exchange rates;

•	resolution of existing and potential legal claims;

Given these factors, future actual expenditures may differ from the amounts currently provided and changes to key assumptions and estimates could result in a material impact to the provision in the next and future reporting periods.

BHP Results for the year ended 30 June 2019

8. Significant events – Samarco dam failure (continued)

Contingent liabilities

The following matters are disclosed as contingent liabilities and given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP, unless otherwise stated. Ultimately, all the legal matters disclosed as contingent liabilities could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

Federal Public Prosecution Office claim

BHP Billiton Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$40 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.

The 12th Federal Court previously suspended the Federal Public Prosecution Office claim, including a R$7.7 billion (approximately US$2 billion) injunction request. Suspension of the claim continues for a period of two years from the date of ratification of the Governance Agreement on 8 August 2018.

United States class action complaint – Samarco bond holders

On 14 November 2016, a putative class action complaint (Bondholder Complaint) was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of Samarco’s ten-year bond notes (Plaintiff) due 2022-2024 between 31 October 2012 and 30 November 2015. The Bondholder Complaint was initially filed against Samarco and the former chief executive officer of Samarco.

The Complaint was subsequently amended to include BHP Group Limited, BHP Group Plc, BHP Billiton Brasil Ltda, Vale S.A. and officers of Samarco, including four of Vale S.A. and BHP Billiton Brasil Ltda’s nominees to the Samarco Board. On 5 April 2017, the Plaintiff discontinued its claims against the individual defendants.

On 7 March 2018, the District Court granted a joint motion from the remaining corporate defendants to dismiss the Bondholder Complaint. A second amended Bondholder Complaint was also dismissed by the Court on 18 July 2019. The Plaintiff has filed a motion, which remains pending before the Court, for reconsideration of that decision or leave to file a third amended complaint.

The amount of damages sought by the putative class is unspecified.

Australian class action complaints

Three separate shareholder class actions were filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Ltd on the Australian Securities Exchange or shares in BHP Group Plc on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure.

On 18 December 2018, the Court made orders to permanently stay one of the class actions and temporarily stay another. These orders were appealed, with the Federal Court of Australia continuing the temporary stay until 1 September 2019 and ordering representatives of the remaining two class actions to consolidate their actions.

The amount of damages sought in these class actions is unspecified.

United Kingdom group action complaint

BHP Group Plc and BHP Group Ltd are named as defendants in group action claims for damages that have been filed in the courts of England. These claims have been filed on behalf of certain individuals, governments, business and communities in Brazil allegedly impacted by the Samarco dam failure.

On 7 August 2019, the BHP parties filed a preliminary application to strike out or stay this action on jurisdictional and other procedural grounds.

The amount of damages sought in these claims is unspecified.

News Release

8. Significant events – Samarco dam failure (continued)

Criminal charges

The Federal Prosecutors’ Office has filed criminal charges against BHP Billiton Brasil, Samarco and Vale and certain employees and former employees of BHP Billiton Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Billiton Brasil filed its preliminary defences. BHP Billiton Brasil rejects outright the charges against the company and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defence of the charges.

Other claims

The civil public actions filed by State Prosecutors in Minas Gerais (claiming damages of approximately R$7.5 billion, US$2 billion), State Prosecutors in Espírito Santo (claiming damages of approximately R$2 billion, US$520 million), and public defenders in Minas Gerais (claiming damages of approximately R$10 billion, US$2.6 billion), have been consolidated before the 12th Federal Court and suspended. The Governance Agreement provides for a process to review whether these civil public claims should be terminated or suspended.

BHP Billiton Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing.

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Billiton Brasil and possibly other BHP entities in Brazil or other jurisdictions.

BHP insurance

BHP has various third party liability insurances for claims related to the Samarco dam failure made directly against BHP Billiton Brasil or other BHP entities, their directors and officers, including class actions. External insurers have been notified of the Samarco dam failure, the third party claims and the class actions referred to above.

In the year ended 30 June 2019, BHP recognised income of US$50 million relating to proceeds from insurance settlements. As at 30 June 2019, an insurance receivable has not been recognised for any potential recoveries in respect of ongoing matters.

Commitments

Under the terms of the Samarco joint venture agreement, BHP Billiton Brasil does not have an existing obligation to fund Samarco. For the year ended 30 June 2019, BHP Billiton Brasil has provided US$96 million funding to support Samarco’s operations and a further US$15 million for dam stabilisation and prosecutor experts costs, with undrawn amounts of US$17 million expiring as at 30 June 2019. In June 2019, BHP Billiton Brasil made available a new short-term facility of up to US$79 million to carry out remediation and stabilisation work and support Samarco’s operations. Funds will be released to Samarco only as required and subject to the achievement of key milestones with amounts undrawn expiring at 31 December 2019.

Any additional requests for funding or future investment provided would be subject to a future decision by BHP Billiton Brasil, accounted for at that time.

BHP Results for the year ended 30 June 2019

9. Discontinued operations

On 28 September 2018, BHP completed the sale of 100 per cent of the issued share capital of BHP Billiton Petroleum (Arkansas) Inc. and 100 per cent of the membership interests in BHP Billiton Petroleum (Fayetteville) LLC, which held the Fayetteville assets, for a gross cash consideration of US$0.3 billion.

On 31 October 2018, BHP completed the sale of 100 per cent of the issued share capital of Petrohawk Energy Corporation, the BHP subsidiary which held the Eagle Ford (being Black Hawk and Hawkville), Haynesville and Permian assets, for a gross cash consideration of US$10.3 billion (net of preliminary customary completion adjustments of US$0.2 billion).

While the effective date at which the right to economic profits transferred to the purchasers was 1 July 2018, the Group continued to control the Onshore US assets until the completion dates of their respective transactions. As such the Group continued to recognise its share of revenue, expenses, net finance costs and associated income tax expense related to the operation until the completion date. In addition the Group provided transitional services to the buyer, which ceased in July 2019.

The completion adjustments included a reduction in sale proceeds, based on the operating cash generated and retained by the Group in the period prior to completion, in order to transfer the economic profits from 1 July to completion date to the buyers. Therefore, the pre-tax profit from operating the assets is largely offset by a pre-tax loss on disposal. Accordingly, the net loss from discontinued operations predominantly relates to incremental costs arising as a consequence of the divestment, including restructuring costs and provisions for surplus office accommodation, and tax expenses largely triggered by the completion of the transactions.

The contribution of Discontinued operations included within the Group’s profit and cash flows are detailed below:

Income statement – Discontinued operations

	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M	Year ended 30 June 2017 US$M
Revenue	851	2,171	2,150
Other income	94	34	74
Expenses excluding net finance costs	(729)	(5,790)	(3,025)

Profit/(loss) from operations	216	(3,585)	(801)

Financial expenses	(8)	(22)	(14)

Net finance costs	(8)	(22)	(14)

Profit/(loss) before taxation	208	(3,607)	(815)

Income tax (expense)/benefit	(33)	686	343

Profit/(loss) after taxation from operating activities	175	(2,921)	(472)

Net loss on disposal	(510)	—	—

Loss after taxation	(335)	(2,921)	(472)

Attributable to non-controlling interests	7	26	13
Attributable to BHP shareholders	(342)	(2,947)	(485)

Basic loss per ordinary share (cents)	(6.6)	(55.4)	(9.1)
Diluted loss per ordinary share (cents)	(6.6)	(55.4)	(9.1)

The total comprehensive income attributable to BHP shareholders from Discontinued operations was a loss of US$342 million (2018: loss of US$2,943 million; 2017: loss of US$489 million).

The conversion of options and share rights would decrease the loss per share for the years ended 30 June 2019, 2018 and 2017 and therefore its impact has been excluded from the diluted earnings per share calculation.

News Release

Cash flows from Discontinued operations

	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M	Year ended 30 June 2017 US$M
Net operating cash flows	474	900	928
Net investing cash flows(1)	(443)	(861)	(437)
Net financing cash flows(2)	(13)	(40)	(28)

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	18	(1)	463

Net proceeds received from the sale of Onshore US	10,531	—	—
Less Cash and cash equivalents	(104)	—	—

Proceeds from divestment of Onshore US, net of its cash	10,427	—	—

Total cash impact	10,445	(1)	463

(1)

Includes purchases of property, plant and equipment of US$443 million (2018: US$900 million; 2017: US$555 million), less proceeds from sale of assets of US$ nil (2018: US$39 million; 2017: US$118 million).

(2)

Includes net repayment of interest bearing liabilities of US$6 million (2018: US$4 million; 2017: US$6 million), distribution to non-controlling interests of US$ nil (2018: US$14 million; 2017: US$16 million) and dividends paid to non-controlling interests of US$7 million (2018: US$22 million; 2017: US$6 million).

Net loss on disposal of Discontinued operations

Details of the net loss on disposal is presented in the table below:

2019 US$M
Assets
Cash and cash equivalents	104
Trade and other receivables	562
Other financial assets	31
Inventories	34
Property, plant and equipment	10,998
Intangible assets	667

Total assets	12,396

Liabilities
Trade and other payables	794
Provisions	491

Total liabilities	1,285

Net assets	11,111

Less non-controlling interest share of net assets disposed	(168)

BHP Share of net assets disposed	10,943

Gross consideration	10,555
Less transaction costs	(54)
Income tax expense	(68)

Net loss on disposal	(510)

Exceptional items – Discontinued operations

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and amount is considered material to the financial statements.

There were no exceptional items related to Discontinued operations for the year ended 30 June 2019.

Items related to Discontinued operations included within the Group’s profit for the year ended 30 June 2018 are detailed below:

Year ended 30 June 2018	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
US tax reform	—	492	492
Impairment of Onshore US assets	(2,859)	109	(2,750)

Total	(2,859)	601	(2,258)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(2,859)	601	(2,258)

There were no exceptional items related to Discontinued operations for the year ended 30 June 2017.

10. Subsequent events

Other than the matters outlined elsewhere in this financial information, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP

BHP

Alternative performance

measures

Year ended

30 June 2019

News Release

Alternative performance measures

We use various alternative performance measures (APMs) to reflect our underlying performance.

These indicators are not defined or specified under the requirements of IFRS, but are derived from the Group’s draft financial report for the year ended 30 June 2019 prepared in accordance with IFRS. The measures and below reconciliations included in this document for the year ended 30 June 2019 and comparative periods are unaudited. The APMs are consistent with how management review financial performance of the Group with the Board and the investment community.

We consider Underlying attributable profit to be a key measure that is used as a basis against which short-term incentive outcomes for our senior executives are measured and, in our view, is a relevant measure to assess the financial performance of the Group for this purpose.

Underlying EBITDA is a key APM that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources. In the Group’s view, this is more relevant to capital intensive industries with long-life assets. Underlying EBITDA and Underlying EBIT are included in the Group’s consolidated Financial Statements, as required by IFRS 8 ‘Operating Segments’.

The “Definition and calculation of alternative performance measures” section outlines why we believe the APMs are useful and the calculation methodology. We believe these APMs provide useful information, but they should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or, net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

The following tables provide reconciliations between the APMs and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods some of our APMs adjust the relevant IFRS measures for exceptional items. Refer to the Group’s 30 June 2019 financial information for further information on exceptional items.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and amount is considered material to the Group’s financial statements. The exceptional items included within the Group’s profit from Continuing and Discontinued operations for the period are detailed below.

Year ended 30 June	2019 US$M	2018 US$M
Continuing operations
Revenue	—	—
Other income	50	—
Expenses excluding net finance costs, depreciation, amortisation and impairments	(57)	(57)
Depreciation and amortisation	—	—
Net impairments	—	—
(Loss)/profit from equity accounted investments, related impairments and expenses	(945)	(509)

Profit/(loss) from operations	(952)	(566)

Financial expenses	(108)	(84)
Financial income	—	—

Net finance costs	(108)	(84)

Profit/(loss) before taxation	(1,060)	(650)

Income tax benefit/(expense)	242	(2,320)
Royalty-related taxation (net of income tax benefit)	—	—

Total taxation benefit/(expense)	242	(2,320)

Profit/(loss) after taxation from Continuing operations	(818)	(2,970)

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	—	(2,258)

Profit/(loss) after taxation from Continuing and Discontinued operations	(818)	(5,228)

Total exceptional items attributable to non-controlling interests	—	—
Total exceptional items attributable to BHP shareholders	(818)	(5,228)

Exceptional items attributable to BHP shareholders per share (US cents)	(15.8)	(98.2)

Weighted basic average number of shares (Million)	5,180	5,323

BHP Results for the year ended 30 June 2019

APMs derived from Consolidated Income Statement

Underlying attributable profit

Year ended 30 June	2019 US$M	2018 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	8,306	3,705
Total exceptional items attributable to BHP shareholders(1)	818	5,228

Underlying attributable profit	9,124	8,933

(1)	Refer to Exceptional items for further information.

Underlying attributable profit – Continuing operations

Year ended 30 June	2019 US$M	2018 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	8,306	3,705
Loss/(profit) attributable to members of BHP for Discontinued operations	342	2,947
Total exceptional items attributable to BHP shareholders(1)	818	5,228
Total exceptional items attributable to BHP shareholders for Discontinued operations(1)	—	(2,258)

Underlying attributable profit – continuing operations	9,466	9,622

(1)	Refer to Exceptional items for further information.

Underlying basic earnings per share

Year ended 30 June	2019 US cents	2018 US cents
Basic earnings per ordinary share	160.3	69.6
Exceptional items attributable to BHP shareholders per share(1)	15.8	98.2

Underlying basic earnings per ordinary share	176.1	167.8

(1)	Refer to Exceptional items for further information.

Underlying EBITDA

Year ended 30 June	2019 US$M	2018 US$M
Profit from operations	16,113	15,996
Exceptional items included in profit from operations(1)	952	566

Underlying EBIT	17,065	16,562

Depreciation and amortisation expense	5,829	6,288
Net impairments	264	333
Exceptional item included in Depreciation, amortisation and impairments(1)	—	—

Underlying EBITDA	23,158	23,183

(1)	Refer to Exceptional items for further information.

News Release

Underlying EBITDA margin

Year ended 30 June 2019 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Total Group
Revenue – Group production	5,920	9,729	17,223	9,102	1,116	43,090
Revenue – Third party products	10	1,109	32	19	28	1,198

Revenue	5,930	10,838	17,255	9,121	1,144	44,288

Underlying EBITDA – Group production	3,801	4,434	11,115	4,068	(389)	23,029
Underlying EBITDA – Third party products	—	116	14	(1)	—	129

Underlying EBITDA	3,801	4,550	11,129	4,067	(389)	23,158

Segment contribution to the Group’s Underlying EBITDA(1)	16%	19%	48%	17%		100%
Underlying EBITDA margin(2)	64%	46%	65%	45%		53%

Year ended 30 June 2018 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Total Group
Revenue – Group production	5,396	11,432	14,756	8,887	1,222	41,693
Revenue – Third party products	12	1,349	54	2	19	1,436

Revenue	5,408	12,781	14,810	8,889	1,241	43,129

Underlying EBITDA – Group production	3,340	6,462	8,929	4,398	(8)	23,121
Underlying EBITDA – Third party products	1	60	1	(1)	1	62

Underlying EBITDA	3,341	6,522	8,930	4,397	(7)	23,183

Segment contribution to the Group’s Underlying EBITDA(1)	14%	28%	39%	19%		100%
Underlying EBITDA margin(2)	62%	57%	61%	49%		55%

(1)	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.
(2)	Underlying EBITDA margin excludes Third party products.

APMs derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Year ended 30 June	2019 US$M	2018 US$M
Capital expenditure (purchases of property, plant and equipment)	6,250	4,979
Add: Exploration expenditure	873	874

Capital and exploration expenditure (cash basis) – Continuing operations	7,123	5,853

Capital and exploration expenditure – Discontinued operations	443	900

Capital and exploration expenditure (cash basis) – Total operations	7,566	6,753

Free cash flow

Year ended 30 June	2019 US$M	2018 US$M
Net operating cash flows	17,871	18,461
Net investing cash flows	2,607	(5,921)

Free cash flow	20,478	12,540

Free cash flow – Continuing operations

Year ended 30 June	2019 US$M	2018 US$M
Net operating cash flows from Continuing operations	17,397	17,561
Net investing cash flows from Continuing operations	(7,377)	(5,060)

Free cash flow – Continuing operations	10,020	12,501

BHP Results for the year ended 30 June 2019

APMs derived from Consolidated Balance Sheet

Net debt and gearing ratio

Year ended 30 June	2019 US$M	2018 US$M
Interest bearing liabilities – Current	1,661	2,736
Interest bearing liabilities – Non current	23,167	24,069

Total interest bearing liabilities	24,828	26,805

Less: Cash and cash equivalents	15,613	15,871

Net debt	9,215	10,934

Net assets	51,824	60,670

Gearing	15.1%	15.3%

Net debt waterfall

Year ended 30 June	2019 US$M	2018 US$M
Net debt at the beginning of the period	(10,934)	(16,321)

Net operating cash flows	17,871	18,461
Net investing cash flows	2,607	(5,921)
Net financing cash flows	(20,528)	(10,891)

Net (decrease)/increase in cash and cash equivalents from Continuing and Discontinued operations	(50)	1,649

Carrying value of interest bearing liability repayments	2,351	3,573

Interest rate movements	(729)	353
Foreign exchange impacts on debt	311	(245)
Foreign exchange impacts on cash	(170)	56
Others	6	1

Non-cash movements	(582)	165

Net debt at the end of the period	(9,215)	(10,934)

Net operating assets

Year ended 30 June	2019 US$M	2018 US$M
Net assets	51,824	60,670

Less: Non-operating assets
Cash and cash equivalents	(15,613)	(15,871)
Trade and other receivables(1)	(222)	(36)
Other financial assets(2)	(1,188)	(974)
Current tax assets	(124)	(106)
Deferred tax assets	(3,764)	(4,041)
Assets held for sale(3)	—	(11,939)

Add: Non-operating liabilities
Trade and other payables(4)	328	363
Interest bearing liabilities	24,828	26,805
Other financial liabilities(5)	1,020	1,218
Current tax payable	1,546	1,773
Non-current tax payable	187	137
Deferred tax liabilities	3,234	3,472
Liabilities held for sale(3)	—	1,222

Net operating assets	62,056	62,693

(1)	Represents loans to associates, external finance receivable and accrued interest receivable included within other receivables.
(2)	Represents cross currency and interest rate swaps, forward exchange contracts and investment in shares and other investments.
(3)	Represents Onshore US assets and liabilities treated as held for sale.
(4)	Represents accrued interest payable included within other payables.
(5)	Represents cross currency and interest rate swaps and forward exchange contracts.

News Release

Other APMs

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for full year ended June 2019 and relates them back to our Consolidated Income Statement.

	Revenue US$M	Total expenses, Other income and (Loss)/profit from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Year ended 30 June 2018
Revenue	43,129
Other income		247
Expenses excluding net finance costs		(27,527)
(Loss)/profit from equity accounted investments, related impairments and expenses		147

Total other income, expenses excluding net finance costs and Profit from equity accounted investments, related impairments and expenses		(27,133)

Profit from operations			15,996
Depreciation, amortisation and impairments				6,621
Exceptional items				566

Underlying EBITDA					23,183

Change in sales prices	1,591	(36)	1,555	—	1,555
Price-linked costs	—	(353)	(353)	—	(353)

Net price impact	1,591	(389)	1,202	—	1,202

Productivity volumes	304	(161)	143	—	143
Growth volumes	(17)	(58)	(75)	—	(75)

Changes in volumes	287	(219)	68	—	68

Operating cash costs	—	(1,176)	(1,176)	—	(1,176)
Exploration and business development	—	142	142	—	142

Change in controllable cash costs	—	(1,034)	(1,034)	—	(1,034)

Exchange rates	(107)	1,104	997	—	997
Inflation on costs	—	(400)	(400)	—	(400)
Fuel and energy	—	(180)	(180)	—	(180)
Non-cash	—	81	81	—	81
One-off items	(350)	(46)	(396)	—	(396)

Change in other costs	(457)	559	102	—	102

Asset sales	—	29	29	—	29
Ceased and sold operations	23	(264)	(241)	—	(241)
Other	(285)	134	(151)	—	(151)

Depreciation, amortisation and impairments	—	528	528	(528)	—
Exceptional items	—	(386)	(386)	386	—

Year ended 30 June 2019
Revenue	44,288
Other income		393
Expenses excluding net finance costs		(28,022)
(Loss)/profit from equity accounted investments, related impairments and expenses		(546)

Total other income, expenses excluding net finance costs and Profit from equity accounted investments, related impairments and expenses		(28,175)

Profit from operations			16,113
Depreciation, amortisation and impairments				6,093
Exceptional items				952

Underlying EBITDA					23,158

BHP Results for the year ended 30 June 2019

Underlying return on capital employed (ROCE)

Year ended 30 June	2019 US$M	2018 US$M
Profit after taxation from Continuing and Discontinued operations	9,185	4,823
Exceptional items(1)	818	5,228

Subtotal	10,003	10,051
Adjusted for:
Net finance costs	1,072	1,267
Exceptional items included within net finance costs(1)	(108)	(84)
Income tax expense on net finance costs	(319)	(405)

Profit after taxation excluding net finance costs and exceptional items	10,648	10,829

Net assets at the beginning of the period	60,670	62,726
Net debt at the beginning of the period	10,934	16,321

Capital employed at the beginning of the period	71,604	79,047

Net assets at the end of the period	51,824	60,670
Net debt at the end of the period	9,215	10,934

Capital employed at the end of the period	61,039	71,604

Average capital employed	66,322	75,326

Underlying Return on Capital Employed	16.1%	14.4%

(1)	Refer to Exceptional items for further information

Underlying return on capital employed (ROCE) by segment

Year ended 30 June 2019 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Total Continuing	Onshore US	Total Group
Profit after taxation excluding net finance costs and exceptional items	1,049	1,451	6,721	2,274	(518)	10,977	(329)	10,648
Average capital employed	7,973	22,449	16,283	8,715	5,543	60,963	5,359	66,322

Underlying Return on Capital Employed	13%	6%	41%	26%	—	18.0%	—	16.1%

Year ended 30 June 2018 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Total Continuing	Onshore US	Total Group
Profit after taxation excluding net finance costs and exceptional items	606	3,304	5,184	2,723	(341)	11,476	(647)	10,829
Average capital employed	8,264	22,870	16,976	8,914	4,796	61,820	13,506	75,326

Underlying Return on Capital Employed	7%	14%	31%	31%	—	18.6%	—	14.4%

Underlying return on capital employed (ROCE) by asset

Year ended 30 June 2019 US$M	Western Australia Iron Ore	Queensland Coal	Antamina	Conventional Petroleum	New South Wales Energy Coal	Cerrejon	Escondida	Pampa Norte	Olympic Dam	Potash	Other	Total Continuing	Onshore US	Total Group
Profit after taxation excluding net finance costs and exceptional items	6,730	2,151	374	1,476	153	98	1,176	224	(62)	(59)	(1,284)	10,977	(329)	10,648
Average capital employed	18,040	7,028	1,281	7,617	863	851	11,760	2,376	7,091	3,881	175	60,963	5,359	66,322

Underlying Return on Capital Employed	37%	31%	29%	19%	18%	12%	10%	9%	(1%)	(2%)	—	18.0%	—	16.1%

Year ended 30 June 2018 US$M	Western Australia Iron Ore	Queensland Coal	Antamina	Conventional Petroleum	New South Wales Energy Coal	Cerrejon	Escondida	Pampa Norte	Olympic Dam	Potash	Other	Total Continuing	Onshore US	Total Group
Profit after taxation excluding net finance costs and exceptional items	5,196	2,232	518	1,017	346	179	2,351	479	22	(77)	(787)	11,476	(647)	10,829
Average capital employed	18,344	7,152	1,239	7,871	905	869	13,386	1,659	6,660	3,539	196	61,820	13,506	75,326

Underlying Return on Capital Employed	28%	31%	42%	13%	38%	21%	18%	29%	0%	(2%)	—	18.6%	—	14.4%

News Release

Definition and calculation of alternative performance measures

Alternative Performance Measure (APM)	Reasons why we believe the APMs are useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is a performance indicator against which short-term incentive outcomes for our senior executives are measured. It is also the basis on which our dividend payout ratio policy is applied.	Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.

Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.

Underlying EBITDA	Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.

Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Underlying EBITDA margin		Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.

Underlying EBIT	Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level), as well as discontinued operations and any exceptional items.	Earnings before net finance costs, taxation expense, discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Capital and exploration expenditure	Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.	Purchases of property, plant and equipment and exploration expenditure.

Free cash flow	It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.	Net operating cash flows less Net investing cash flows.

Net debt	Net debt shows the position of gross debt offset by cash immediately available to pay debt if required. It along with the gearing ratio is used to monitor the Group’s capital management by relating net debt relative to equity from shareholders.	Interest bearing liabilities less Cash and cash equivalents for the Group at the reporting date.
Gearing ratio		Ratio of Net debt to Net debt plus Net assets.

Net operating assets	Enables a clearer view of the physical assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.	Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our debt and tax balances.

BHP Results for the year ended 30 June 2019

Alternative Performance Measure (APM)	Reasons why we believe the APMs are useful	Calculation methodology
Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Attributable profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed.

Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation from Continuing and Discontinued operations excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half-year end reporting period.

The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact).

Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

Adjusted effective tax rate	Provides an underlying tax rate to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation and exceptional items.

Unit cost	Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non controllable factors to enhance comparability between the Group’s assets.

Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group.

Conventional petroleum unit costs exclude:

•   Exploration, development and evaluation expense as these costs do not represent our cost performance in relation to current production and the Group believes it provides a similar basis of comparison to our peer group;

• Other costs that do not represent underlying cost performance of the business.

Escondida unit costs exclude:

• By-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production.

WAIO, Queensland Coal and NSWEC unit cash costs exclude royalties as these are costs which are not deemed to be under the Group’s control, and the Group believes exclusion provides a similar basis of comparison to our peer group.

News Release

Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.

Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.

Productivity volumes	Change in sales volumes for each operation not included in the Growth category from the prior period to the current period, multiplied by the prior year Underlying EBITDA margin.

Growth volumes	Volume – Growth comprises: (1) Underlying EBITDA for operations that are new or acquired in the current period minus Underlying EBITDA for operations that are new or acquired in the prior period; (2) Change in sales volumes for operations identified as a Growth project from the prior period to the current period multiplied by the prior year Underlying EBITDA margin; and (3) Change in sales volumes for our petroleum assets from the prior period to the current period multiplied by the prior year Underlying EBITDA margin.

Controllable cash costs	Total of operating cash costs and exploration and business development costs.

Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel and energy costs, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.

Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the prior period.

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.

Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.

Fuel and energy	Fuel and energy expense in the current period minus fuel and energy expense in the prior period.

Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.

One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.

Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.

Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.

Share of operating profit from equity accounted investments	Share of operating profit from equity accounted investments for the current period minus share of operating profit from equity accounted investments in the prior period.

Other	Variances not explained by the above factors.

Productivity comprises changes in controllable cash costs, changes in volumes attributed to productivity and changes in capitalised exploration (being capitalised exploration in the current period less capitalised exploration in the prior period as reported in the cash flow statement).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 20, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary